   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 1996



                                                      REGISTRATION NO. 333-10687

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            NATIONAL TECHTEAM, INC.
              (EXACT NAME OF REGISTRANT, SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                      7379
                          (PRIMARY STANDARD INDUSTRIAL
                             CLASSIFICATION NUMBER)

                                   38-3774613
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                             22000 GARRISON AVENUE
                            DEARBORN, MICHIGAN 48124

                                 (313) 277-2277
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           ROBERT A. HUDSON, ESQUIRE
                      BERRY, MOORMAN, KING & HUDSON, P.C.
                              600 WOODBRIDGE PLACE
                            DETROIT, MICHIGAN 48226

                                 (313) 567-1000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:
                            ROBERT F. WALL, ESQUIRE
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60601-9703
                                 (312) 558-5600
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this
Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering / /


    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                               SEPTEMBER 5, 1996


PROSPECTUS

3,000,000 SHARES
                                                                 [TECHTEAM LOGO]
NATIONAL TECHTEAM, INC.

COMMON STOCK
($.01 PAR VALUE)

Of the 3,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered hereby, all are being sold by National TechTeam, Inc., a Delaware corporation (the "Company" and "TechTeam").


The Common Stock is quoted on the Nasdaq National Market under the symbol "TEAM." On September 4, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $17.625 per share. See "Price Range of Common Stock."


PROSPECTIVE PURCHASERS OF SHARES SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH ON PAGE 6 UNDER THE CAPTION, "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- ----------------------------------------------------------------------------------------------
                                                     PRICE TO      UNDERWRITING    PROCEEDS TO
                                                      PUBLIC         DISCOUNT       COMPANY(1)
Per Share.......................................   $               $               $
Total (2).......................................   $               $               $
- ----------------------------------------------------------------------------------------------



(1) Before deducting expenses payable by the Company, estimated to be approximately $467,000.



(2) The Company and certain stockholders of the Company (the "Selling Stockholders") have granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Selling Stockholders will be
    $      , $      , $      and $      , respectively. See "Underwriting."


The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or
through the facilities of The Depository Trust Company, on or about          ,
1996.

SALOMON BROTHERS INC  ROBERT W. BAIRD & CO.
                                                       INCORPORATED
The date of this Prospectus is            , 1996.

 [PHOTOGRAPH OF THE INTERIOR OF THE COMPANY'S SOUTHFIELD, MICHIGAN CALL CENTER]

               National TechTeam's Southfield, Michigan Facility

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) contained elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the caption "Risk Factors."

                                  THE COMPANY


     National TechTeam, Inc. (the "Company" or "TechTeam") is a leading provider of information technology ("IT") outsourcing support services to large national and multi-national corporations, government agencies and service organizations. The Company offers its services through two global business units: (i) Call Center Services, which provides its clients with inbound telephone support for their computer product end-users and (ii) Corporate Computer Services, which provides corporations with technical staffing (principally on-site help desk support), systems integration and instructor-led, computer-based training. TechTeam's client base includes Hewlett-Packard, Ford, Chrysler, First Chicago NBD, United Parcel Service, Owens-Corning, Novell and Sun Microsystems. Many of TechTeam's clients utilize services offered by both of TechTeam's global business units. The Company has experienced rapid growth as the trend toward outsourcing has increased. Between 1991 and 1995, revenues increased from $7.9 million to $41.8 million and net income increased from $57,000 to $2.4 million. This represents compound annual growth rates of 52% and 121% in revenues and net income, respectively.



     The IT services market is large and growing rapidly due to the proliferation of complex information technology systems, an increase in the number of IT system end-users and an increase in the desire of companies to outsource technical support to third-party providers. Dataquest estimates that from 1995 to 1999 technical support services provided in-house and by third parties, such as those provided by call centers and on-site help desks, are expected to increase from $20.6 billion to $31.5 billion; and technical support services outsourced to third-party vendors are expected to increase from $2.6 billion to $7.2 billion. This represents compound annual growth rates of 11% and 29%, respectively. TechTeam's objective is to maintain its position as a leading provider of IT outsourcing support services and to continue the profitable growth of its two global business units.



     Call Center Services. As one of the largest and fastest growing operators of call centers, TechTeam operates as an extension of its clients' customer support function providing technical assistance to end-users of computer hardware and software. As part of its growth strategy, the Company has recently opened two additional call centers and doubled the capacity of its worldwide call center headquarters. TechTeam now operates a total of five U.S.-based call centers and one Pan-European call center in Brussels, Belgium. Call Center Services provides TechTeam's clients with computer product post-sales support and off-site help desk services to corporate IT users. The Company has also recently expanded its service offerings to include other services throughout its clients' sales cycle, such as new product launch support, pre-sales support and order fulfillment. Call center operations began in June 1993 and have increased from $2.3 million in revenues in 1993 to $15.1 million in revenues in 1995, a compound annual growth rate in excess of 150%. In addition, revenues for the first six months of 1996 increased 180% over the first six months of 1995, from $5.1 million to $14.4 million.


     Corporate Computer Services. TechTeam provides its clients with a wide range of IT services on an outsourced basis. These services are customized to provide cost-effective solutions for the challenges facing information services departments that are asked to support an increasing number of IT platforms and end-users. TechTeam is able to develop customized solutions for its clients' IT requirements by providing one or more of the following services: (i) Technical Staffing(1995 revenues of $14.7 million), which is comprised principally of on-site help desks and other IT staffing services, (ii) Systems Integration (1995 revenues of $7.9 million), which provides design, installation, and support of computer networks, sales of new hardware and software, installation and maintenance services, and World Wide Web development together with complete Internet and Intranet services; and (iii) Training (1995 revenues of $4.0 million), which provides instructor-led, computer-based training for a wide array of office automation, application development, operating system and proprietary client software products. Corporate Computer Services revenues increased from $18.1 million in 1993 to $26.7 million in 1995, a compound annual growth rate of 21%. In addition, revenues for the first six months of 1996 increased 23% over the first six months of 1995, from $12.9 million to $15.9 million.


     TechTeam possesses several key competitive strengths that it believes will enable it to continue to expand its business by further penetrating existing client relationships and by attracting new clients. These strengths, which have contributed to TechTeam's rapid growth, are as follows:

     - Internationally Recognized Client Base affording significant growth potential and highly respected references. For example, TechTeam began its relationship with Ford over ten years ago and currently provides services to 22 Ford divisions and two finance subsidiaries worldwide;

     - Multiple Service Offerings which provide expanded business opportunities with existing clients for new services. Most of TechTeam's revenues are derived from clients who purchase more than one of its services;


     - Technically Proficient Employee Base which enables it to compete effectively for sophisticated IT support services. The Company emphasizes advancement opportunities for its employees by actively managing their career paths and invests substantial time in training its employees. The Company has increased the number of employees from 136 in January 1992 to 1,238 in June 1996;


     - Recognition for Delivery of Quality Services in the form of ISO 9001 certification, an international standard for quality assurance and operating consistency; and

     - Advanced Technology Infrastructure featuring state-of-the-art call centers enabling the Company to maintain a leading position as a provider of IT support services. TechTeam has built five new call centers in the past year, investing substantial capital to build a technology infrastructure incorporating sophisticated telephony, efficient networks, call distribution software and productivity management tools which aid in increasing efficiency and utilization.

     The Company intends to increase revenues and to continue to grow its operations through the following growth strategy: (i) further penetrate existing clients, attract new clients and extend service lines; (ii) leverage technology and training for higher margins; (iii) expand globally; (iv) pursue selective acquisitions, joint ventures and alliances; and (v) continue a strong commitment to quality service.

     National TechTeam, Inc., a Delaware corporation, was incorporated in 1987. TechTeam's executive offices are located at 22000 Garrison Avenue, Dearborn, Michigan 48124 and its telephone number is (313) 277-2277.

                                  THE OFFERING

Common Stock Offered by the
 Company............................     3,000,000


Common Stock to be Outstanding after
 the Offering.......................     14,432,851


Use of Proceeds.....................     For general corporate purposes,
                                         including domestic and international
                                         call center expansion, capital
                                         expenditures, working capital and
                                         acquisitions. See "Use of Proceeds."

Nasdaq National Market symbol.......     TEAM
- -------------------------

(1) Does not include (i) 1,119,025 shares of Common Stock issuable upon the exercise of outstanding options under the Company's stock option plans and
    (ii) 2,534,500 shares reserved for issuance upon exercise of options that may be granted in the future under the Company's stock option plans as of the date of this Prospectus. See "Management -- Executive Compensation."

                      SUMMARY FINANCIAL AND OPERATING DATA


     The following table sets forth certain summary consolidated financial and operating data and is qualified by the more detailed Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The Statement of Operations Data for each of the five years in the period ended December 31, 1995 have been derived from the Company's consolidated financial statements for such years, which have been audited by Ernst & Young LLP, independent auditors. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this Prospectus. The financial data for the six months ended June 30, 1995 and June 30, 1996 are unaudited but, in the opinion of the Company's management, reflect all adjustments necessary for a fair presentation of such information. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.



                                                                                             SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                        JUNE 30,
                                    ---------------------------------------------------     -------------------
                                     1991      1992       1993       1994        1995        1995        1996
                                    ------    -------    -------    -------     -------     -------     -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues
  Call Center Services............  $   --    $    --    $ 2,326    $ 7,173     $15,123     $ 5,141     $14,387
                                    ------    -------    -------    -------     -------     -------     -------
  Corporate Computer Services
    Technical staffing............   3,478      6,052     10,085     12,837      14,732       7,288       7,702
    Systems integration...........   1,452      1,079      2,647      5,601       7,914       3,590       5,009
    Training programs.............   2,975      3,771      5,386      4,613       4,018       2,052       3,141
                                    ------    -------    -------    -------     -------     -------     -------
  Total Corporate Computer
    Services......................   7,905     10,902     18,118     23,051      26,664      12,930      15,852
                                    ------    -------    -------    -------     -------     -------     -------
Total revenues....................  $7,905    $10,902    $20,444    $30,224     $41,787     $18,071     $30,239
                                    ======    =======    =======    =======     =======     =======     =======
Gross profit......................  $1,489    $ 2,443    $ 4,673    $ 7,125     $ 9,450     $ 4,625     $ 7,001
Income before tax provisions......      57      1,031      2,769      3,371       4,077       2,174       3,264
Net income........................      57        766      1,672      1,971       2,399       1,314       1,910
Earnings per share................  $ 0.01    $  0.09    $  0.18    $  0.18     $  0.21     $  0.11     $  0.17
Weighted average number of fully
  diluted shares outstanding......   8,047      8,733      9,523     11,079      11,361      11,676      11,542


                                                                                    JUNE 30, 1996
                                                                              --------------------------
                                                                              REPORTED    AS ADJUSTED(1)
                                                                              --------    --------------
                                                                                    (IN THOUSANDS)
STATEMENT OF FINANCIAL POSITION DATA:
Current assets.............................................................   $18,481
Current liabilities........................................................     5,117
Total assets...............................................................    26,388
Long-term liabilities......................................................       871
Total shareholders' equity.................................................    20,399


                                                                                            SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                       JUNE 30,
                                     -------------------------------------------------    --------------------
                                     1991     1992      1993       1994        1995        1995        1996
                                     -----    -----    -------    -------    ---------    -------    ---------
                                                     (AT END OF PERIOD, EXCEPT CALLS ANSWERED)
SELECTED OPERATING DATA:
Call Center Services
  Call centers....................      --       --          1          1            3          1            6
  Equipped workstations...........      --       --        104        114          386        193          609
  Calls answered..................      --       --    183,585    484,861    1,226,028    461,685    1,298,546
Number of employees
  Call Center Services............      --       --        104        138          489        264          685
  Corporate Computer Services
    Technical staffing............      75      126        204        211          232        213          265
    Systems integration...........       5       21         46         75          129        119          130
    Training programs.............      45       66         70         55           67         59           76
  Sales, general and
    administrative................      11       15         17         30           63         59           82
                                       ---      ---    -------    -------    ---------    -------    ---------
  Total employees.................     136      228        441        509          980        714        1,238
                                       ===      ===    =======    =======    =========    =======    =========


- -------------------------
(1) Adjusted to reflect the sale of 3,000,000 shares of Common Stock being offered by the Company hereby and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, investors should consider carefully the following factors in connection with an investment in the shares of Common Stock offered hereby.

CONCENTRATION OF REVENUES

     The Company derives a high portion of its revenue from a limited number of clients. During 1995, 71.3% of the Company's revenues were attributable to four clients, Ford, Hewlett-Packard, Chrysler and Corel. For the first six months of 1996, 69.1% of its revenues were from three clients, Hewlett-Packard, Ford and Chrysler. Historically, the Company has been heavily dependent upon Ford for a major portion of its revenues (37.3% in 1995, 47.0% in 1994 and 67.0% in 1993), although Hewlett-Packard became the Company's largest client in the first half of 1996 at 32.0% of total revenues. Clients can generally terminate or reduce the level of services on short notice without penalty. For example, revenues from Corel declined from 12.2% in 1994 to negligible in 1996 because of Corel's decision to insource its call center services. The loss of any significant customer could have a material adverse effect on the Company's business, operating results and financial condition. Management has recognized the need to diversify its client base and is continuing its efforts to that end. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Business With Major Clients" and "Business -- Marketing, Sales and Clients."

MANAGEMENT OF GROWTH

     The Company's revenues have grown from $7.9 million in 1991 to $41.8 million in 1995, a compound annual growth rate of approximately 50.0%. In addition, the number of the Company's employees has increased from 136 in January 1992 to a present level of 1,238. Continuing significant growth could place a strain on the Company's managerial and other resources. The Company's future performance and profitability will depend, in large part, on its ability to manage this growth, particularly with respect to its decentralized workforce which will require the Company to continue to improve its operational, financial and other internal systems and the recruitment, training, motivation and management of its employees. A failure to manage growth effectively or to deliver its services at acceptable levels could adversely impact the Company's business and results of operations.

COMPETITION


     The Company faces intense competition in both the call center and corporate computer services markets. In the call center market, the Company competes with other call center companies, some of which have substantially greater resources including more call center locations, greater financial resources, a larger client base and more name recognition. In the corporate computer services market, the Company competes with many entities including systems integration firms, application software firms, staffing firms, "Big Six" accounting firms, facilities management firms and computer consulting firms. Many of these firms have more experience, resources, clients and name recognition than the Company. The Company also faces significant competition in both markets from its own clients and potential clients whose internal resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See "Business -- Competition."


RELIANCE ON KEY EXECUTIVES

     The success of the Company is highly dependent upon the efforts and abilities of its executive officers, particularly William F. Coyro, Jr., the Company's founder, Chairman and Chief Executive Officer. None of the Company's key executives are subject to employment contracts, and the Company does not maintain key-man insurance on its executives. The loss of the services of any of these key executives for any reason could have a material adverse effect on the Company's business, operating results and financial condition.

ATTRACTION AND RETENTION OF EMPLOYEES

     The Company's business involves the delivery of professional services and is labor-intensive. The Company's growth and success depends in large part upon its ability to attract, develop, motivate and retain highly skilled technical employees. Qualified technical employees are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of technical personnel could have a material adverse effect on the Company's business, operating results and financial condition, including its ability to secure and complete engagements. See "Business -- Human Resources."

PROJECT RISKS

     Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the performance of its services could result in a material adverse change to the client's operations and therefore could give rise to claims against the Company or damage the Company's reputation, adversely affecting its relationship with its client, its business, operating results and financial condition.

VARIABILITY OF QUARTERLY OPERATING RESULTS


     Variations in the Company's revenues and operating results occur from time to time as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter and employee hiring and utilization rates. Under the terms of certain call center contracts, clients are required to pay certain amounts at the commencement of the contract, which payments are non-refundable and as to which the Company has no further service obligation. The Company has recognized these amounts as revenues when they were billed. Absent unusual circumstances, in the future the Company expects to negotiate these contracts so that the revenues are recognized over the life of the contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The timing of revenues is difficult to forecast because the Company's sales cycle can be relatively long and may depend on factors such as the size and scope of assignments and general economic conditions. Because a high percentage of the Company's expenses are relatively fixed, a variation in the number of clients, assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter and could result in losses to the Company. In addition, the Company's engagements generally are terminable by the client without penalty.


CYCLICALITY


     Certain of the Company's clients and potential clients are in industries, such as the automobile (which accounts for a major portion of the Company's revenues) and financial services industries, that experience cyclical variations in profitability, which may in turn affect their willingness or ability to fund systems projects such as those for which the Company may be engaged. While the Company's experience indicates that competitive pressures in cyclical industries often compel businesses to undertake projects even during periods of losses or reduced profitability, the Company is unable to predict how businesses might react in the future during such periods.


INTERRUPTION OF TELECOMMUNICATIONS SERVICES

     The Company's operations are dependent on its ability to protect its call centers against damage from fire, power loss, telecommunications failure or similar event. The Company has taken precautions to protect itself from events that could interrupt its operations, including off-site storage of back-up data and back-up power generators. No assurance can be given that such precautions will be adequate, and operations may still be interrupted, even for extended periods. In addition, the call center services provided by the Company are dependent on telecommunications services provided by the regional Bell operating companies. Although the Company has taken certain precautions consisting of diversified routing services and redundant fiber optic cables, any damage to call centers or any failure of the Company's telecommunication links that cause interruptions in the Company's operations could have a material adverse effect on the Company's business, operating results or financial condition. The Company's property and business interruption insurance with current limits of $2 million may not be adequate to compensate the Company for all losses that may occur. See "Business -- Technology."

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Bylaws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These include Bylaw provisions under which only the Chairman of the Board or the President and holders of 30% of the outstanding Common Stock may call special meetings of stockholders and the ability of the Board of Directors of the Company to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. These provisions may have an adverse effect on the market price of the Company's Common Stock. See "Description of Capital Stock -- Certain Delaware Law and Bylaw Provisions; Anti-Takeover Effects."

SIGNIFICANT UNALLOCATED NET PROCEEDS

     The anticipated net proceeds of this offering have been designated for general corporate purposes, including domestic and international call center expansion, capital expenditures, working capital and acquisitions. The Board of Directors of the Company will have broad discretion with respect to the use of the net proceeds of this offering. Accordingly, there has been no specific allocation of net proceeds. See "Use of Proceeds."

GROWTH THROUGH ACQUISITIONS AND NEW PRODUCTS

     The Company's business strategy includes growth through acquisitions of businesses and technology sources complementary to the Company's business. The Company has acquired three significantly smaller companies in the past and believes that it has been successful in integrating the acquired assets and businesses into the Company's operations. There can be no assurance, however, that future acquisitions will be consummated on acceptable terms or that any acquired assets or business will be successfully integrated into the Company's operations. Further, acquisitions may involve special risks such as diversion of management's attention, unanticipated events, legal liabilities and amortization of intangibles, any of which could have an adverse effect on the Company's operations and earnings. The Company may use Common Stock or preferred stock (which could result in dilution to the purchasers of Common Stock in the Offering) or may incur indebtedness or use a combination of stock and indebtedness for all or a portion of the consideration to be paid in future acquisitions. While the Company continuously evaluates acquisition opportunities, it has no current commitments or agreements with respect to any material acquisitions.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     Certain risks are inherent in the Company's business strategy which includes plans for the global expansion of its operations. Among other things, the Company may encounter difficulties in marketing, selling and delivering its services due to differences in cultures, languages, labor and employment policies and differing political and social systems. In addition, the Company may encounter significant effects on its operations and financial condition as a result of currency fluctuations and differing tax laws.

RAPID TECHNOLOGY CHANGES; DEPENDENCE ON NEW SOLUTIONS

     The Company's success will depend in part on its ability to develop IT systems infrastructure that can keep pace with continuing changes in technology. These changes in computing and communications will be rapid as new industry standards emerge. There can be no assurance that the Company will be successful in adequately addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services uncompetitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition.

INTELLECTUAL PROPERTY RIGHTS

     The Company's success is dependent upon certain methodologies it develops and utilizes in designing and delivering IT corporate computer and call center services. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops certain foundation and application software products, or software "tools," which remain the property of the Company.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     Although the Company believes that its services do not infringe on the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses of the intellectual property which is the subject of asserted infringement. See "Business -- Intellectual Property Rights."

       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "believe" "estimate", and "expect" and similar expressions are generally intended to identify forward-looking statements. Prospective investors are cautioned that any forward-looking statements, including statements regarding the intent, belief, or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors including but not limited to (i) general economic conditions in the markets in which the Company operates, (ii) fluctuations in worldwide or regional demands for IT and computer related services and products, and (iii) those items identified under "Risk Factors." Should one or more of those risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 3,000,000 shares of Common Stock offered hereby, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be
approximately $          million ($          million if the Underwriters'
over-allotment option is exercised in full). In the event the Underwriters exercise their over-allotment option, the Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     The net proceeds of this offering will be used for general corporate purposes, including domestic and international call center expansion, capital expenditures, working capital and acquisitions. Currently, the Company has no arrangements or understandings with respect to any acquisitions, although it continually monitors acquisition opportunities. Pending any such use, the Company plans to invest the net proceeds from this offering in short-term, investment grade securities or money market instruments.

                                DIVIDEND POLICY

     The Company has never paid any dividends on its Common Stock and expects for the foreseeable future to retain all of its earnings from operations for use in expanding and developing its business. Any future decision as to payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, financial position, capital requirements and such other factors as the Board of Directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the reported high and low sales prices of the Common Stock for the quarters indicated as reported on the Nasdaq National Market. The Common Stock is traded on the Nasdaq National Market under the symbol "TEAM."


                                                                       HIGH       LOW
                                                                      -------    ------
        1994
          First Quarter............................................   $ 9.625    $4.625
          Second Quarter...........................................   $ 8.250    $5.750
          Third Quarter............................................   $ 7.500    $5.125
          Fourth Quarter...........................................   $ 7.625    $4.625
        1995
          First Quarter............................................   $ 5.250    $3.500
          Second Quarter...........................................   $ 6.875    $3.875
          Third Quarter............................................   $ 7.500    $5.250
          Fourth Quarter...........................................   $ 6.125    $4.875
        1996
          First Quarter............................................   $ 6.250    $4.750
          Second Quarter...........................................   $17.875    $5.063
          Third Quarter (through 9/4/96)...........................   $18.750    $7.500



     On September 4, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $17.625 per share. As of August 19, 1996, there were 973 holders of record of the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1996, the actual capitalization of the Company and the capitalization of the Company as adjusted to reflect the application of the net proceeds from this offering. This table should be read in conjunction with the Consolidated Financial Statements and the related notes thereto elsewhere in this Prospectus.

                                                                             JUNE 30, 1996
                                                                         ----------------------
                                                                         ACTUAL     AS ADJUSTED
                                                                         -------    -----------
                                                                             (IN THOUSANDS)
Cash..................................................................   $ 1,661      $
                                                                         =======      =======
Current installments of long-term debt(1).............................   $   181      $   181
                                                                         =======      =======
Long-term debt, less current installments(1)..........................   $   755      $   755
                                                                         -------      -------

Shareholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares authorized; no shares issued and outstanding....................................
  Common Stock, $0.01 par value, 45,000,000 shares authorized;
     11,561,141 shares issued; 14,561,141 issued shares as
     adjusted(2)......................................................   $   116      $
  Additional paid-in capital..........................................    13,096
  Retained earnings...................................................     7,993        7,993
                                                                         -------      -------
Total.................................................................    21,205
Less -- Treasury stock (177,063 shares)...............................       805          805
                                                                         -------      -------
Total shareholders' equity............................................   $20,400      $
                                                                         -------      -------
     Total capitalization.............................................   $21,155      $
                                                                         =======      =======

- -------------------------
(1)  See Note D of Notes to Consolidated Financial Statements.

(2) Excludes 680,150 shares of Common Stock issuable as of June 30, 1996 upon the exercise of outstanding stock options under the Company's stock option plans and 3,029,500 shares reserved as of that date for issuance upon exercise of options that may be granted in the future under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following table sets forth certain selected consolidated financial data and is qualified by the more detailed Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The Statement of Financial Position Data as of December 31, 1991, 1992, 1993, 1994 and 1995, and the Statement of Operations Data for each of the five years in the period ended December 31, 1995 have been derived from the Company's consolidated financial statements for such years, which have been audited by Ernst & Young LLP, independent auditors. The financial data for the six months ended June 30, 1995 and June 30, 1996 are unaudited but, in the opinion of the Company's management, reflect all adjustments necessary for a fair presentation of such information. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.



                                                                                     SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                     JUNE 30,
                                  ----------------------------------------------     -----------------
                                   1991     1992      1993      1994      1995        1995      1996
                                  ------   -------   -------   -------   -------     -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues
  Call Center Services..........  $   --   $    --   $ 2,326   $ 7,173   $15,123     $ 5,141   $14,387
                                  ------   -------   -------   -------   -------     -------   -------
  Corporate Computer Services
    Technical staffing..........   3,478     6,052    10,085    12,837    14,732       7,288     7,702
    Systems integration.........   1,452     1,079     2,647     5,601     7,914       3,590     5,009
    Training programs...........   2,975     3,771     5,386     4,613     4,018       2,052     3,141
                                  ------   -------   -------   -------   -------     -------   -------
  Total Corporate Computer
    Services....................   7,905    10,902    18,118    23,051    26,664      12,930    15,852
                                  ------   -------   -------   -------   -------     -------   -------
Total revenues..................   7,905    10,902    20,444    30,224    41,787      18,071    30,239
Cost of services delivered......   6,416     8,459    15,821    23,099    32,337      13,446    23,238
                                  ------   -------   -------   -------   -------     -------   -------
Gross profit....................   1,489     2,443     4,623     7,125     9,450       4,625     7,001
                                  ------   -------   -------   -------   -------     -------   -------
Other expenses/(income)
  Selling, general and
    administrative..............   1,331     1,359     1,787     3,872     5,349       2,448     3,700
  Interest......................     101        53        67        34        24           3        37
  Gain on sale of investment....      --        --        --      (152)       --          --        --
                                  ------   -------   -------   -------   -------     -------   -------
                                   1,432     1,412     1,854     3,754     5,373       2,451     3,737
                                  ------   -------   -------   -------   -------     -------   -------
Income before tax provisions....      57     1,031     2,769     3,371     4,077       2,174     3,264
Tax provisions..................      --       265     1,097     1,400     1,678         860     1,354
                                  ------   -------   -------   -------   -------     -------   -------
Net income......................  $   57   $   766   $ 1,672   $ 1,971   $ 2,399     $ 1,314   $ 1,910
                                  ======   =======   =======   =======   =======     =======   =======
Primary and fully diluted
  earnings per share............   $0.01     $0.09     $0.18     $0.18     $0.21       $0.11     $0.17
                                  ======   =======   =======   =======   =======     =======   =======
Weighted average number of
  common shares and common share
  equivalents outstanding
  Primary.......................   7,618     8,422     9,306    10,981    11,361      11,540    11,531
  Fully diluted.................   8,047     8,733     9,523    11,079    11,361      11,676    11,542



                                                   DECEMBER 31,                                 JUNE
                                  ----------------------------------------------                 30,
                                   1991      1992     1993      1994      1995                  1996
                                  ------    ------   -------   -------   -------               -------
                                                             (IN THOUSANDS)
STATEMENT OF FINANCIAL POSITION
  DATA:
Current assets..................  $2,023    $3,085   $ 6,173   $12,890   $16,191               $18,481
Current liabilities.............   1,478     2,037     2,006     1,173     3,839                 5,117
Total assets....................   2,650     4,130    10,300    17,149    22,286                26,388
Long-term liabilities...........      40       104       214       146       555                   871
Total shareholders' equity......   1,133     1,989     8,080    15,829    17,892                20,399

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Overview

     The Company originally commenced operations as a computer hardware reseller and evolved into a provider of instructor-led, computer-based training for its computer hardware clients. During the late 1980's the Company added IT staffing and systems integration services as a complement to its existing training business. In 1993, as a result of the Company's growing expertise in providing IT staffing of on-site help desks, TechTeam entered the call center industry. Today, the Company's IT outsourcing services cover a broad range of IT, including planning, design, implementation and support. Although the Company's services are complementary, TechTeam has divided its service offerings into two divisions, Call Center Services and Corporate Computer Services (technical staffing, systems integration and training programs). Revenues from all service offerings are recognized as services are performed.


     Call Center Services consist of international telephone support for end-users of computer hardware and software products. Call Center Services are billed on a fee per call, fee per time spent on calls or per agent basis, each as negotiated with clients. Under the terms of certain Call Center Services contracts, clients are required to pay certain amounts at the commencement of the contract, which payments are non-refundable and as to which the Company has no further service obligation. Amounts billed under this provision of such contracts aggregated $19,600 in 1994; $1,655,700 in 1995; and $430,000 and
$618,100 for the six months ended June 30, 1995 and 1996, respectively. The Company has recognized these amounts as revenues when they were billed. Absent unusual circumstances, in the future the Company expects to negotiate these contracts so that the revenues are recognized over the life of the contract.


     Technical staffing includes a variety of technical services, including the placement of computer personnel at client sites to support end-user applications through on-site help desks, as well as selected programming and consulting services. Systems integration consists of database design, computer product sales and networking services. Contracts for technical staffing and systems integration are generally negotiated on an hourly rate basis or are priced on a project basis. Training programs consist of instructor-led, computer-based training for word processing, spreadsheets, graphics, data bases, desktop publishing, operating systems, and systems administration for NetWare, JAVA, NT, Windows, OS/2 and UNIX and mainframe operating systems. For training programs, clients pay a fee per student trained or a fee for classes offered, in some cases with an advance payment for the cost of the necessary training materials.

     Cost of services delivered consists of direct personnel compensation, statutory and other benefits associated with such personnel, facility and computer equipment costs, and other direct costs associated with providing services to clients. Selling, general and administrative costs consist of sales, marketing and administrative compensation, statutory and other benefits associated with such personnel, facility and equipment costs and other indirect costs associated with the sales and administrative functions of the Company.

     The following table sets forth the percentage relationship to revenues of certain items in the Company's Consolidated Statements of Operations:


                                                                                    SIX MONTHS
                                                                                       ENDED
                                                   YEAR ENDED DECEMBER 31,           JUNE 30,
                                                  -------------------------       ---------------
                                                  1993      1994      1995        1995      1996
                                                  -----     -----     -----       -----     -----
Revenues
  Call Center Services.........................    11.4%     23.7%     36.2%       28.4%     47.6%
                                                  -----     -----     -----       -----     -----
  Corporate Computer Services
     Technical staffing........................    49.3      42.5      35.3        40.3      25.5
     Systems integration.......................    12.9      18.5      18.9        19.9      16.5
     Training programs.........................    26.4      15.3       9.6        11.4      10.4
                                                  -----     -----     -----       -----     -----
  Total Corporate Computer Services............    88.6      76.3      63.8        71.6      52.4
                                                  -----     -----     -----       -----     -----
Total revenues.................................   100.0     100.0     100.0       100.0     100.0
Cost of services delivered.....................    77.4      76.4      77.4        74.4      76.8
                                                  -----     -----     -----       -----     -----
Gross profit...................................    22.6      23.6      22.6        25.6      23.2
                                                  -----     -----     -----       -----     -----
Other expenses/(income)
  Selling, general and administrative..........     8.7      12.8      12.8        13.6      12.3
  Interest.....................................     0.4       0.1       0.1         0.0       0.1
  Gain on sale of investment...................      --      (0.5)       --          --        --
                                                  -----     -----     -----       -----     -----
                                                    9.1      12.4      12.9        13.6      12.4
                                                  -----     -----     -----       -----     -----
Income before tax provisions...................    13.5      11.2       9.7        12.0      10.8
Tax provisions.................................     5.3       4.7       4.0         4.7       4.5
                                                  -----     -----     -----       -----     -----
Net income.....................................     8.2%      6.5%      5.7%        7.3%      6.3%
                                                  =====     =====     =====       =====     =====


     Between 1993 and 1995, the Company's revenues increased at a compound annual growth rate of 43.0%. The Company believes that its growth has benefited from the trend among large corporations to outsource much of their information technology needs and the Company's ability to provide services that address a broad range of those needs. The Company believes that the outsourcing trend will continue and will provide continuing opportunities for both of its service lines. The Company further believes that its service offerings are influenced substantially by its clients' desires to focus on their core businesses and to leave information technology needs to the Company for which information technology is its core business. The Company's training programs have encountered cyclical enrollment trends, influenced by the timing and extent to which clients are upgrading desk top software. See "Risk Factors -- Management of Growth" and "-- Growth Through Acquisitions and New Products."

     The Company's business is based on client relationships with major corporations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Business with Major Clients."

COMPARATIVE PERFORMANCE -- FIRST SIX MONTHS OF 1996 VERSUS FIRST SIX MONTHS OF 1995

     TechTeam earned net income of $1,909,887, or $0.17 per share, for the first six months of 1996 as compared to a net income of $1,314,340 or $0.11 per share, for the first six months of 1995.

     Revenues -- TechTeam's total revenues increased by $12,167,715 in the first six months of 1996 to $30,238,838, a 67.3% increase over revenues in the first six months of 1995. Changes in revenues resulted from the following:

          Call Center Services -- Revenues from Call Center Services increased by $9,246,408 in the first six months of 1996. This was a 179.9% increase over Call Center Services revenues in the first six months of 1995. The increase was due to an increase to 20 contracts in place at June 30, 1996 compared to the 14 contracts at June 30, 1995 and increased business with existing customers, primarily Hewlett-Packard.

          Technical staffing -- Revenues from technical staffing increased by $413,418 in the first six months of 1996. This was a 5.7% increase over technical staffing revenues in the first six months of 1995. The increase was due to continued client demand for TechTeam's help desk and computer services personnel at Ford and other major accounts.

          Systems integration -- Revenues from systems integration increased by $1,419,082 in the first six months of 1996. This was a 39.5% increase over systems integration revenues in the first six months of 1995. The increase was due principally to a growing demand by existing clients for TechTeam's networking services.

          Training programs -- Revenues from training programs increased by $1,088,807 in the first six months of 1996. This was a 53.1% increase over training revenues in the first six months of 1995. The increase was due to increased enrollments in the Company's training programs and the sale of $350,000 of computer-based training materials to a new client.

     Cost of services delivered -- The cost of services delivered increased by $9,791,423 in the first six months of 1996. This was a 72.8% increase over the cost of services delivered in the first six months of 1995. The increase was due principally to compensation costs for an increased number of technical personnel, statutory and other benefits associated with such personnel, facility and computer equipment costs, and other direct costs associated with providing an increased volume of services to clients. These costs were 76.8% and 74.4% of revenues for the six months ended June 30, 1996 and 1995, respectively.

     Selling, general and administrative -- Selling, general and administrative expenses increased by $1,252,487 in the first six months of 1996. This was a 51.2% increase over selling, general and administrative expenses in the first six months of 1995. The increase was due principally to compensation costs for an increased number of sales and administrative personnel, statutory and other benefits associated with such personnel, facility and equipment costs, and other indirect costs needed to support the growth of the Company. These expenses were 12.3% of revenues in the first six months of 1996 compared with 13.6% of revenues in the first six months of 1995. This decline was due to TechTeam's ability to increase significantly revenues without a corresponding increase in general and administrative expenses.

     Tax provisions -- TechTeam recognized $1,031,000 of Federal income tax in the first six months of 1996, resulting in an effective tax rate of 35.1% compared to an effective tax rate of 33.6% for the first six months of 1995. In 1995, TechTeam reversed $25,000 of Federal income tax reserve, resulting in the reduced effective tax rate. The Michigan Single Business Tax in the first six months of 1996 was $323,000, with an effective tax rate of 9.9% compared to an effective tax rate of 8.9% in the first six months of 1995.

COMPARATIVE PERFORMANCE -- 1995 VERSUS 1994

     National TechTeam established new records for revenues and earnings in 1995. TechTeam earned net income of $2,399,067, or $.21 per share, for 1995 as compared to a net income of $1,971,049, or $.18 per share, for 1994.

     Revenues -- The Company's total revenues increased by $11,563,024 in 1995 to $41,787,462, a 38.3% increase over 1994 revenues. Changes in revenues resulted from the following:

          Call Center Services -- Revenues from Call Center Services increased by $7,950,297 in 1995. This was a 110.8% increase over Call Center Services revenues in 1994. The increase was due to an increase to 18 contracts in place at December 31, 1995 compared to the seven contracts at December 31, 1994.

          Technical staffing -- Revenues from technical staffing increased by $1,895,098 in 1995. This was a 14.8% increase over technical staffing revenues in 1994. The increase was due to continued client demand for TechTeam's help desk and computer services personnel at Ford and other major accounts.

          Systems integration -- Revenues from systems integration increased by $2,313,190 in 1995. This was a 41.3% increase over systems integration revenues in 1994. The increase was due principally to a growing demand by existing clients for TechTeam's networking and applications development services.

          Training programs -- Revenues from training programs decreased by $595,561 in 1995. This was a 12.9% decrease from training revenues in 1994. The decrease was due to a reduced scope of training services for a major client.

     Cost of services delivered -- The cost of services delivered increased by $9,238,101 in 1995. This was a 40.0% increase over the cost of services delivered in 1994. The increase was due principally to compensation costs for an increased number of technical personnel, statutory and other benefits associated with such personnel, facility and computer equipment costs, and other direct costs associated with providing an increased volume of services to clients. These costs were 77.4% and 76.4% of revenues in 1995 and 1994, respectively.

     Selling, general and administrative -- Selling, general and administrative expenses increased by $1,476,875 in 1995. This was a 38.1% increase over selling, general and administrative expenses in 1994. The increase was due principally to compensation costs for an increased number of sales and administrative personnel, statutory and other benefits associated with such personnel, facility and equipment costs, and other indirect costs needed to support the growth of the Company. These expenses were 12.8% of revenues in both 1995 and 1994.

     Tax provisions -- TechTeam recognized $1,268,236 of Federal income tax in 1995, resulting in an effective tax rate of 34.6% for 1995 compared to an effective tax rate of 35.7% for 1994. In 1995, TechTeam reversed $25,000 of Federal income tax reserve, resulting in the reduced effective tax rate. The Michigan Single Business Tax in 1995 was $410,000, with an effective tax rate of 10.1% compared to an effective tax rate of 9.1% for 1994.

COMPARATIVE PERFORMANCE -- 1994 VERSUS 1993

     1994 was TechTeam's previous record year in terms of both revenues and earnings. TechTeam earned net income of $1,971,049, or $.18 per share, for 1994 as compared to a net income of $1,672,413, or $.18 per share, for 1993.

     Revenues -- TechTeam's total revenues increased by $9,780,491 in 1994 to $30,224,438, a 47.8% increase over 1993 revenues. Changes in revenues resulted from the following.

          Call Center Services -- Revenues from Call Center Services increased by $4,847,666 in 1994. This was a 208.5% increase over Call Center Services revenues in 1993. The increase was due to the fact that this service line commenced in the second quarter of 1993, and that the Company had seven contracts in place at December 31, 1994 compared to four contracts at December 31, 1993.

          Technical staffing -- Revenues from technical staffing increased by $2,751,788 in 1994. This was a 27.3% increase over technical staffing revenues in 1993. The increase was due to continued client demand for TechTeam's help desk and computer services personnel at Ford and other major accounts.

          Systems integration -- Revenues from systems integration increased by $2,954,178 in 1994. This was a 111.6% increase over systems integration revenues in 1993. The increase was primarily attributable to $1,710,299 additional revenue generated by National TechTeam of Illinois, Inc. (formerly Micro Systems Group, Inc.) in 1994 versus 1993; this company was acquired by the Company on September 30, 1993. The increased revenues also reflect a growing demand for TechTeam's networking and applications development services.

          Training programs -- Revenues from training programs decreased by $773,141 in 1994. This was a 14.4% decrease from training revenues in 1993. The decrease was due to a reduced scope of training services for a major client.

     Cost of services delivered -- The cost of services delivered increased by $7,277,663 in 1994. This was a 46.0% increase over the cost of services delivered in 1993. The increase was due principally to compensation costs for an increased number of technical personnel, statutory and other benefits associated with such personnel, facility and computer equipment costs, and other direct costs associated with providing an increased volume of services to clients. These costs were 76.4% and 77.4% of revenues in 1994 and 1993, respectively.

     Selling, general and administrative -- Selling, general and administrative expenses increased by $2,085,259 in 1994. This was a 116.7% increase over selling, general and administrative expenses in 1993. The increase was due principally to compensation costs for an increased number of sales and administrative personnel, statutory and other benefits associated with such personnel, facility and equipment costs, and other indirect costs needed to support the growth of the Company. These expenses were 12.8% of revenues in 1994 compared with 8.7% of revenues in 1993. These costs increased in response to increased business activity and to support the Company's expansion in Europe.

     Gain on sale of investment -- In 1994 TechTeam sold a portion of its investment in Action Trac, a privately held domestic provider of computer support services.

     Tax provisions -- TechTeam recognized $1,095,000 of Federal income tax in 1994, resulting in an effective tax rate of 35.7% for 1994 compared to an effective tax rate of 34.7% for 1993. The Michigan Single Business Tax in 1994 was $305,875, with an effective rate of 9.1% compared to an effective tax rate of 7.5% for 1993.

IMPACT OF BUSINESS WITH MAJOR CLIENTS


     Historically, TechTeam has been heavily dependent upon Ford for a major portion of its revenues. Management recognizes the need to diversify its client base from both a client and industry perspective. The Company has had some success in this regard as Hewlett-Packard became TechTeam's largest client in the first half of 1996. However, the Company continues to seek additional business from its largest clients and those clients will continue to constitute a high percentage of TechTeam's total revenues for the foreseeable future. TechTeam's services are not specific to any single industry and can be beneficial to most large corporations. TechTeam's technical staffing and training programs cover most of the popular software applications and can be customized to improve the productivity of microcomputer users in most companies. Continuing efforts to increase sales outside of Ford have produced positive results, as total revenues from non-Ford clients were $6,740,635 in 1993, $16,028,585 in 1994, and $26,202,498 in 1995, a compound annual growth rate of 97.2%.



                                           YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                  -----------------------------------------        -------------------------
                                     1993           1994           1995               1995           1996
                                  -----------    -----------    -----------        ----------     ----------
Hewlett-Packard Company
  Revenues for the period.......  $        --    $        --    $ 7,269,445        $1,609,375     $9,672,846
  Percentage increase from prior
    period......................           --%            --%            --%*              --%*        501.1%
  Percentage of total
    revenues....................           --%            --%          17.4%              8.9%          32.0%
Ford Motor Company
  Revenues for the period.......  $13,703,312    $14,195,853    $15,584,964        $7,877,077     $8,573,511
  Percentage increase from prior
    period......................         54.0%           3.6%           9.8%              6.0%           8.8%
  Percentage of total
    revenues....................         67.0%          47.0%          37.3%             43.6%          28.4%
Chrysler Corporation
  Revenues for the period.......  $ 1,266,320    $ 3,294,788    $ 4,162,419        $2,031,761     $2,624,788
  Percentage increase from prior
    period......................         72.9%         160.2%          26.3%            101.8%          29.2%
  Percentage of total
    revenues....................          6.2%          10.9%          10.0%             11.2%           8.7%
Corel Corporation
  Revenues for the period.......  $   414,604    $ 3,294,788    $ 2,737,601        $1,600,447     $  268,459
  Percentage increase/(decrease)
    from prior period...........           --%*        789.4%         (25.8)%           (10.6)%        (83.2)%
  Percentage of total
    revenues....................          2.0%          12.2%           6.6%              8.9%           0.9%
Novell, Inc.
  Revenues for the period.......  $ 1,717,417    $ 2,260,203    $   522,973        $  285,356     $   20,020
  Percentage increase/(decrease)
    from prior period...........           --%*         31.6%         (76.7)%           (75.9)%        (93.0)%
  Percentage of total
    revenues....................          8.4%           7.5%           1.3%              1.6%           0.1%


- -------------------------
* First year of business relationship

     Services provided to Ford and Chrysler consist of contract computer end-user support including on-site help desks and call center services, programming services, documentation services, and classroom training programs. TechTeam provides these services to virtually all Ford divisions and two finance-related Ford subsidiaries. Services provided to Hewlett-Packard, Corel and Novell consist of technical product post-sales support provided from TechTeam call center sites.

     Revenues from Hewlett-Packard first commenced in mid-1995 with the award of the first contract for call center services. 1996 was the first full year of services under that contract. Additional contracts have been awarded in 1996.

     Revenues from Corel first commenced in late 1993 and continued into early 1996 at which time Corel made a strategic decision to bring its call center outsourcing service back in-house. The Company believes Corel's decision is unrelated to the Company's performance.

     Revenues from Novell (product support related to WordPerfect application software) first commenced in mid-1993 and continued until late 1995 at which time Novell discontinued outsourced telephone support for its customers. The Company believes Novell's decision is unrelated to the Company's performance and, shortly after discontinuation of service, the WordPerfect business unit was sold to Corel Corporation.

LIQUIDITY AND CAPITAL RESOURCES

     Over the three and one-half year period commencing January 1, 1993, the Company's business has been financed by cash provided by operations and the issuance of common stock, primarily $5,000,000 of private placements in 1994 and shares issued throughout the period under stock option plans. Indicators of the Company's financial strength are summarized below:


                                                     DECEMBER 31,
                                      ------------------------------------------      JUNE 30,
                                         1993           1994            1995            1996
                                      ----------     -----------     -----------     -----------

Working capital....................   $4,167,181     $11,716,501     $12,352,915     $13,363,797
Current ratio......................          3.1            11.0             4.2             3.6
Debt as a percentage of total
  capitalization...................          1.7%            0.0%            2.4%            3.6%
Shareholders' equity...............   $8,079,552     $15,829,026     $17,891,966     $20,398,767


     The Company's working capital was $13,363,797 at June 30, 1996, an increase of 8.2% from December 31, 1995. This increase was due primarily to 1996 operating results (reflected primarily in higher accounts receivable balances due to increased sales).


     TechTeam has a line-of-credit agreement with NBD Bank which provides for short-terms borrowings of up to $6,000,000; the credit is unsecured. The line of credit is at the prime rate. There were no borrowings under the credit agreement at June 30, 1996.


     TechTeam invested $680,000 in new computer equipment for its training classrooms in 1993, which was financed through existing working capital and through two year bank term notes. In 1995, TechTeam invested $1,057,000 in telecommunications hardware and software which was financed through a five year bank term note. Management believes sufficient cash resources exist to support its current growth strategies through currently available cash, cash provided from the proceeds of this offering and future operations, and the Company's existing bank credit arrangement.

RECENT PRONOUNCEMENTS OF THE FINANCIAL ACCOUNTING STANDARDS BOARD

     In 1996, the Company will adopt SFAS No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value method for accounting for stock-based compensation plans, either through recognition or disclosure. The Company intends to adopt this standard by disclosing the pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 1, 1995. The adoption of this standard will have no impact on reported results of operations, financial position or cash flows.

                                    BUSINESS

GENERAL


     TechTeam is a leading provider of information technology outsourcing support services to large national and multi-national corporations, government agencies and service organizations. The Company offers its services through two global business units: (i) Call Center Services, which provides its clients with inbound telephone support for their computer product end-users and (ii) Corporate Computer Services, which provides corporations with technical staffing (principally on-site help desk support), systems integration and instructor-led, computer-based training. TechTeam's client base includes Hewlett-Packard, Ford, Chrysler, First Chicago NBD, United Parcel Service, Owens-Corning, Novell and Sun Microsystems. Many of TechTeam's clients utilize services offered by both of TechTeam's business units. The Company has experienced rapid growth as the trend toward outsourcing has increased. Between 1991 and 1995, revenues increased from $7.9 million to $41.8 million and net income increased from $57,000 to $2.4 million. This represents compounded annual growth rates of 52% and 121% in revenues and net income, respectively.


INDUSTRY BACKGROUND


     The IT services market is large and growing rapidly as corporations continue to focus on their core business and seek to outsource technical support to third-party providers. In addition, the availability, complexity and number of end-users of computer processing systems have increased, further spurring the demand for IT support services. Dataquest estimates that from 1995 to 1999, the overall IT services market will grow from $50.7 billion to $79.0 billion; technical support services provided in-house and by third parties, such as those provided by call centers and on-site help desks, are expected to increase from $20.6 billion to $31.5 billion; and technical support services outsourced to third-party vendors are expected to increase from $2.6 billion to $7.2 billion. This represents compound annual growth rates of 11.7%, 11.2% and 29.0%, respectively. In addition, the Gartner Group estimates that by 1998 over 40% of companies will outsource corporate help desk services, a subsegment of technical support services, compared to only 15% today.


     TechTeam's growth has been driven by several major business trends affecting the IT services market. Continued rapid technological change, more frequent upgrade cycles, the increased need for specialized knowledge to plan and implement IT strategies, the large capital expenditures necessary to maintain an IT infrastructure and the desire to convert fixed employee costs to variable costs are all factors which have led businesses to outsource an increasing portion of their computer and IT functions. The Company anticipates the outsourcing trend to continue as corporations reduce resources dedicated to non-core activities.

SERVICES

     The Company originally commenced operations as a computer hardware reseller and evolved into a provider of computer-based training for its computer hardware customers. During the late 1980's the Company added IT staffing and systems integration services as a complement to its existing training business. In 1993, as a result of the Company's growing expertise in providing IT staffing of on-site help desks, TechTeam entered the call center industry. Today, the Company's IT outsourcing services are intended to cover a broad range of IT, including planning, design, implementation and support. Although the Company's services are complementary, TechTeam has divided its service offerings into two divisions (i) Call Center Services and (ii) Corporate Computer Services (technical staffing, systems integration and training), which are described in more detail as follows:

     CALL CENTER SERVICES

     The Company is currently one of the largest international suppliers of call center services. TechTeam focuses on two types of customers: (i) manufacturers of hardware and software products, such as

Hewlett-Packard, contract TechTeam to resolve their customers' inbound technical support calls regarding use of features, troubleshooting, problem diagnosis, and operating assistance; and (ii) major corporations, such as Chrysler, have selected TechTeam to provide off-site telephone-based support for their employees and/or customers on a national and international basis. TechTeam has also recently begun to provide services to support its clients throughout their sales cycle, including such services as market research, lead generation, new product launch support, pre-sales support, order fulfillment and entitlement. The following chart illustrates a representative sales cycle for a typical computer hardware or software vendor:

                           Pre Sales
                      Product Information
                          Features
                             |
                             |
                             |
                             |
                             |
     New Product___________Customer__________________ Sales
    Launch Support       Information                 Internet
    Lead Generation        |        |                Credit Card
     Dealer Locator        |        |                Cybercash
                           |        |
     Up Sell_______________|        |________________Entitlement
     Client Information    |                         Clock Purchase Date
     Future Purchasing     |                         Product Registration
     Firmographics         |                         Warranty Up Sell
     Demographics          |
                           |
                           |
                        Post Sales
                         Support
                          Updates
                      Technical Support


     TechTeam's five domestic call centers, located in the metropolitan areas of Detroit (2), Chicago, Dallas and Seattle, and its Pan-European center in Brussels, Belgium, provide live agent and interactive voice response services. Currently, TechTeam has over 680 workstations available for three shifts, 24 hours a day, 7 days a week, 365 days per year and is able to provide services in 18 different languages. Call Center Services is staffed by 685 trained and experienced technical professionals who support over 500 software applications, hardware components, Internet sites and proprietary systems. The Company's state-of-the-art call centers are equipped with sophisticated telephony infrastructure, efficient networks, call distribution software, and productivity management tools which aid in increasing efficiency and utilization.

     CORPORATE COMPUTER SERVICES

     Technical Staffing. This largest component of TechTeam's Corporate Computer Services unit consists principally of on-site help desk personnel which are provided to clients almost exclusively on long-term assignments. For multi-national clients such as Ford and Chrysler, TechTeam establishes full service multi-product, multi-platform help desks that are resident on the clients' sites and are fully integrated with their operations. Clients' employees contact the help desks for assistance with product usage, network administration, product acquisition, and corporate computing standards. These productivity centers provide over-the-phone and over-the-shoulder deskside assistance for employees at all levels. Because of TechTeam's proximity to the client's technology and business practices, the Company is often asked to provide peripheral staffing services for contract programming, database design, graphics development and network management. Through its on-site help desk services, TechTeam develops a proprietary awareness of its clients' technology requirements and can provide creative solutions through the implementation of customized training programs.

     Systems Integration. Through systems integration services, TechTeam works closely with its clients in the design and integration of advanced technology systems. These systems, which are the IT foundation for many corporations today, require significant planning to assure that the various hardware and software components are compatible and will work together to achieve fast and reliable communications. Key services provided by TechTeam include: LAN/WAN design, installation, administration and support; World Wide Web development and a complete package of Internet services; Novell, NT Server and Lotus Notes implementation; QS 9000 and ISO 9000 software; hardware and software sales, installation, troubleshooting and maintenance; and centralized purchasing to avoid duplication of effort and eliminate purchases of incompatible products.

     Training. Over the past several years, TechTeam has grown into a leading provider of customized corporate computer training in North America with training offerings ranging from general end-user modules to complex technical courses for IT professionals. The Company is a manufacturer-authorized training provider for many products produced by Novell, Microsoft, IBM, Lotus, SABRE and Sun Microsystems and is a Drake Testing Center to provide clients with certification access. Offerings include a wide array of applications within the office automation, network and client server marketplace. Although most training is delivered on client sites, TechTeam operates five training facilities in the Midwest, located in Michigan (3), Indiana and Illinois. Clients are offered a full range of delivery capabilities including course catalogs, registration, equipment, networks, course materials, certified trainers, evaluation options, desk-side tutorials, testing, feedback to help desks and reporting. TechTeam's documentation department works with clients to provide professional, customized reference materials including comprehensive systems manuals, newsletters, training materials, translation services, quick reference cards and product information flyers.

COMPETITIVE STRENGTHS

     TechTeam possesses several key competitive strengths that it believes will enable it to continue to expand its business by further penetrating existing client relationships and by attracting new clients. These strengths, which have contributed to TechTeam's rapid growth, are as follows:


     Internationally Recognized Client Base. The Company provides its services to large national and multi-national clients who have a reputation for excellence in their market segments. These industry leaders impose high standards of performance on the Company, often requiring it to adopt best-in-class business practices. TechTeam has gained expertise in such best-in-class practices as customer service, end-user productivity, client server technology, computer integration, project management, and the formation of Intranet and World Wide Web sites across automotive, financial, manufacturing, computer, health care and consumer service industries. As TechTeam has met these standards of performance, it has received additional opportunities to expand its service offerings with clients such as Ford, Chrysler, First Chicago NBD, Hewlett-Packard, Novell, Sun Microsystems and others. The Company believes its established relationships and performance record with its demanding clients provide TechTeam with significant credibility and referral potential with new clients.

     Multiple Service Offerings. The demand for IT outsourcing support services is accelerating as more businesses seek outside expertise as a cost effective alternative to managing their increasingly complex technological requirements. TechTeam's broad array of service offerings evolved by reacting to its clients' needs and developing outsourcing support services designed to improve their productivity. The Company's largest clients utilize multiple elements of TechTeam's call center, technical staffing, systems integration and training service offerings. Rather than purchase services from a variety of vendors who specialize in a single offering, many clients seek to reduce their purchasing costs and create greater vendor accountability by using a select group of business partners for a broad range of IT needs. As TechTeam penetrates each account and becomes an integral long-term partner, it is able to reduce sales cost per customer, and is well positioned to retain its incumbent role as preferred IT services provider.


     Technically Proficient Employee Base. As an established growth organization, TechTeam has been successful in recruiting and retaining a technically proficient employee base who seek both advancement opportunities and stability through a managed career path. TechTeam has a rigorous and continuing in-house training program that is designed to keep its professionals proficient with respect to the latest technologies and business methods. As the Company has grown, it has increased the number of employees from 136 in January 1992 to 1,238 in June 1996. While service-based companies are supported by technology, they are ultimately defined by the quality of their professional staff. In order to develop and retain high quality professionals, the Company applies comprehensive employee care practices, which include stringent recruiting requirements, ongoing training for improved performance and career advancement, periodic individual expectation and goal setting, employee recognition programs and competitive benefits and compensation.



     Recognition for Delivery of Quality Services. TechTeam is firmly committed to providing its clients with the highest quality of call center and corporate computer services, and has tailored its quality programs to address directly individual client requirements. TechTeam believes that consistent, high quality, cost-effective service delivery is the product of standardized business practices coupled with advanced technology and performance tracking. The Company's aggressive focus since mid-1993 on quality certification is the result of two key drivers: (i) rapid growth with strong profit margins is sustainable only through high client satisfaction, and (ii) many major corporations are now requiring, or will soon require, formal third-party quality certification of their business partners. TechTeam has been recognized for its delivery of quality services by being awarded ISO 9001 certification, an international standard for quality assurance and operating consistency. Within its call centers, TechTeam employs a comprehensive performance tracking system that measures objective and subjective attributes of service delivery. These quality criteria are customized for each project to reflect accurately the service delivery as perceived by the caller and with respect to the broader goals of the client. The Company believes that its delivery of high quality services results from close supervision and management. When combined with its clients' performance evaluations, these operational practices provide a strategic advantage in competing for additional business. TechTeam encourages and assists clients with direct connections to TechTeam's systems from their sites for real time access to operational statistics and performance. This sharing of key management information is intended to position TechTeam as a business partner rather than a discrete third-party service provider.


     Advanced Technology Infrastructure. The Company believes that its technology enables it to maintain a leading position as a provider of IT support services, particularly in call center services. As such, TechTeam's relationship with some of the world's leading companies has meant that TechTeam often receives challenging assignments requiring the use of advanced technology and methodologies. To meet these challenges, TechTeam continually trains its employees and clients in the latest product and service innovations. In addition, TechTeam has built five new call centers in the last year, investing substantial capital to build a technology infrastructure that features state-of-the-art call centers with sophisticated telephony, efficient networks, call distribution software and productivity management tools.

GROWTH STRATEGY

     The Company intends to increase revenues and to continue to grow its operations through the following growth strategy:

     Further Penetrate Existing Clients, Attract New Clients and Extend Service Lines. TechTeam intends to market its call center and corporate support services aggressively through further penetration within existing accounts, pursuing new clients and through the addition of new service offerings. Historically, many of TechTeam's clients initially have engaged the Company to provide a specific service to a single division or business unit. The Company believes that the provision of additional services to its existing client base represents a significant growth opportunity and that the access, contacts and goodwill provided by its existing client relationships afford it significant advantages in marketing additional services. The Company also intends to target new clients by continuing to leverage the credibility of its blue chip client list, its outstanding service delivery record and broad service offerings. In addition, TechTeam plans to extend its service line to meet its client's needs. Offerings have recently been added throughout a client's sales cycle such as pre-launch support, pre-sales support and order fulfillment, among others to complement the Company's strong post-sales support service.


     Leverage Technology and Training for Higher Margins. As part of the Company's expansion program, it built five state-of-the-art call centers and made other enhancements to its technological infrastructure. The investment for high-capacity advanced-function PBX phone switches, interactive voice response technology, automated call distributors, disaster recovery, back-up generators, technician training programs and facilities are fixed costs that can be spread across a larger revenue base. TechTeam's call centers operate 7 days a week, 24 hours a day, 365 days per year. TechTeam also attempts to improve its margins by generating off-peak call center traffic to create a balance at each call center to supplement peak utilization between 7 a.m. and 9 p.m. EST. The Company is able to maintain activity at its call centers during off-peak hours by providing its services to Internet end-users and by providing international support, such as direct T1 access to service contracts from Australia, Europe, and the Pacific Rim.



     TechTeam's roots in corporate training have greatly impacted the development of all of the Company's service lines and continue to play a key role in service evolution. With a professional staff of over 50 certified trainers and a large team of degreed instructional designers, TechTeam is afforded a unique opportunity to make use of extensive training resources, course materials, infrastructure, equipment, labs, and facilities across all aspects of the business. The Company believes that these training assets provide three distinct benefits to the Company, each of which improve employee productivity and reduce operating costs: (i) staff retention is improved by continuing to challenge employees and preparing them for advancement; (ii) cross-trained employees can be moved between projects to meet client needs and to increase utilization; and (iii) professional training is an affordable way to keep employees current on emerging technologies and business practices.


     TechTeam has added five new call centers and two new training facilities in the 18 months between January 1, 1995 and June 30, 1996. The Company has the capacity to nearly double both its present call volumes and training volumes without incurring additional material facility and operating infrastructure expenses.

     Expand Globally. TechTeam's business development and expansion strategy is based on a combination of anticipating and responding to client needs and selective acquisitions. As major corporations redefine themselves to compete in the global marketplace, TechTeam is responding by delivering services on a multi-national basis to many of its largest clients. In particular, the Company opened its 75%-owned, joint-venture operated call center in Brussels, Belgium in May 1996 in order to provide its U.S.-based clients with Pan-European call center services. During 1996, TechTeam has also opened facilities in Seattle, Washington; Troy, Michigan; Harper Woods, Michigan; and Indianapolis, Indiana. TechTeam services many of its clients' international requirements by operating its domestic call centers on a 24-hour basis and offering its services in 18 foreign languages. The Company believes that its record of responding to its clients' geographic demands has greatly strengthened its relationship and opportunities with its clients. TechTeam continually monitors and evaluates additional expansion opportunities and is prepared to act when justified by client demand.

     Pursue Selective Acquisitions, Joint Ventures and Alliances. Many industry analysts believe that the IT industry, which has been proliferating, is likely to enter a consolidation phase within the next several years. The Company continually monitors the marketplace for appropriate opportunities and intends to maintain flexibility in finding ways to increase the Company's resources and capabilities. The Company also seeks joint venture partners when it determines that a partnership arrangement will be beneficial when offering a new line of business or entering a new marketplace. In opening its Brussels call center, TechTeam entered into a joint venture with Paratel N.V., a Pan-European provider of call center services.

     TechTeam believes that its services are enhanced by establishing mutually beneficial partnerships with computer industry leaders, niche players, and other key suppliers of software, hardware and services. Alliances have resulted in contracts directly with manufacturers such as Sun Microsystems, Novell, Palindrome, Shiva and Hewlett-Packard for product training, network implementation and technical support.

     Continue a Strong Commitment to Quality Service. TechTeam's commitment to quality service and its continued efforts to obtain additional certification and recognition for its quality methodologies forms the basis of the Company's ongoing strategy. This strategy is essential to TechTeam's ability to generate new business because many companies already require their suppliers to adopt the QS and ISO quality systems and the Company believes many more will require compliance in the near future. TechTeam has already received ISO 9001 certification and the Michigan Quality Council's Award for Quality Achievement and is in the process of applying for the Ford Q1 quality award. As a remarketer of System 9000 software and a training provider for this enterprise-wide quality management tool, TechTeam assists other companies in obtaining QS and ISO certification and in implementing quality control systems. Other elements of the Company's quality program which are key to its overall strategy are the recruitment, training and retention of a highly qualified and dedicated work force.

TECHNOLOGY

     As an IT outsourcing company, TechTeam relies upon technology to offer its clients efficient and high quality call center services by meeting client mandated metrics and achieving maximum utilization of call center resources. TechTeam maintains state-of-the-art call centers by utilizing high connectivity switches, advanced telephony services and interactive Web pages to provide inbound, outbound, Internet and fax back capabilities. Call center work stations are PC-based and utilize computer telephony integration (CTI), which connects the computer to the telephone switch allowing calls and computer data to be transferred simultaneously with the arrival of the call. CTI enables TechTeam's agents to more efficiently assist its clients by accessing end-user information using significantly fewer key strokes.

     TechTeam's strategy is to use technology to create a competitive advantage through continued development of state-of-the-art and innovative applications. In addition to extensive interactive voice response capabilities, the Company utilizes network technology which routes incoming calls to the next available call center agent located at any of the Company's domestic call centers. This technology permits the Company to improve answer times and affords the opportunity to develop virtual call centers, thus gaining improved operating efficiencies, access to additional staffing resources and higher utilization.

MARKETING, SALES AND CLIENTS

     The Company's sales and marketing strategy is to generate new business opportunities and to develop stronger relationship with existing customers. To implement this strategy, TechTeam currently employs 30 sales professionals, a three-fold increase in sales professionals since 1995. In addition, the Company has put in place an organizational structure consisting of three focused teams:
(i) Central Support Services, dedicated specifically to call center outsourcing opportunities; (ii) Corporate Computer Services, which is divided into a major accounts group and national accounts group and

(iii) European Operations. The principal objective of this structure is to assign marketing representatives with a thorough knowledge of the clients' needs and the requisite sales experience to afford the maximum opportunity for cross-selling TechTeam's services and leveraging the Company's experience with major clients into new client relationships. Marketing efforts include direct solicitations, attendance at industry and trade shows, and invitations for clients to visit the Company's business offices and three types of delivery venues: TechTeam's call centers, help desks located on client facilities, and in-progress training sessions.


     The Company's client base is comprised principally of large national and multi-national corporations, service organizations and governmental units. The automobile industry accounts for a major portion of the Company's revenues, although the percentage of revenues represented by clients in other industries has been steadily increasing. Combined sales to the Company's four largest clients in fiscal 1995 accounted for 71.3% of total revenues. In fiscal 1995, the combined revenues from Ford Motor Company and Chrysler Corporation totaled 47.3% of the Company's revenues. Although TechTeam has historically been and continues to be dependent upon Ford for a significant portion of its total revenues, Hewlett-Packard became the Company's largest client in the first half of 1996. The percentage of total revenues derived from Ford declined to 37.3% in fiscal 1995 from 47.0% in 1994 and from 67.0% in 1993 even while revenues from Ford increased 13.7% during that same period. Total revenues from non-Ford clients increased at a 97.2% compound annual growth rate from 1993 to 1995. Although TechTeam's management recognizes, and has acted upon, the need to diversify its client base, the Company continues to seek additional business from its largest clients and those clients will continue to constitute a high percentage of TechTeam's total revenues in the foreseeable future. TechTeam does not have exclusive arrangements with any clients, and most contracts are cancelable by either party on short notice. In addition, most clients may reduce the use of the Company's services unilaterally without penalty or with the payment of certain start up costs if canceled early. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Business With Major Clients."


     The following is a selected list of TechTeam's clients:

          Ameritech
          Automobile Club of Michigan
          Blue Cross/Blue Shield of Michigan
          Chrysler
          Concentric Network
          First Chicago NBD
          Ford
          Hewlett-Packard
          Meijers
          Micrografx
          Novell
          Owens-Corning
          Price Waterhouse*
          Sun Microsystems
          United Parcel Service*
          Visio
          Wall Data*
          Wayne County Government*

- -------------------------
* In the first half of 1996, the Company obtained significant contracts from United Parcel Service, Price Waterhouse, Wayne County and Wall Data.

INTELLECTUAL PROPERTY RIGHTS

     The Company's success is dependent upon certain methodologies it utilizes in designing and delivering Corporate Computer Services and Call Center Services. The Company's business includes the development of custom software in connection with specific client engagements. Ownership of such software is generally assigned to the client. The Company also develops certain foundation and application software products, or software "tools," which remain the property of the Company.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     Although the Company believes that its services do not infringe on the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses of the intellectual property which is the subject of asserted infringement.

     TechTeam(R) is a servicemark that is registered with the United States Patent and Trademark Office. Federal servicemark registrations may be renewed indefinitely as long as the underlying servicemark remains in use. Aside from the foregoing, the Company holds no other trademarks, servicemarks or patents.

COMPETITION

     The Company faces intense competition in the markets served by both its Call Center and Corporate Computer Services divisions. In the call center market, the Company competes with other call center companies, some of which have substantially greater resources including more call center locations, greater financial resources, a larger client base and more name recognition. In the corporate computer services markets, the Company competes with many entities including systems integration firms, application software firms, staffing firms, "Big Six" accounting firms, facilities management firms and computer consulting firms. Many of these firms have far greater resources, clients and name recognition than the Company. The Company also faces significant competition in both markets from its own clients and potential clients whose internal resources represent a fixed cost to the client. Such competition may impose additional pricing pressures on the Company. TechTeam competes principally on the basis of quality of customer service, being able to provide a broad range of IT services, price, experience and reputation in the industry, technological capabilities, quality practices, rapid response to client needs and referrals from existing clients.

HUMAN RESOURCES


     At June 30, 1996, TechTeam had a total of 1,238 employees of which 183 were part-time. The functional responsibilities of these employees are as follows:
685 client support agents and related employees in Call Center Services; 265 professionals in technical staffing; 130 professionals in systems integration; 76 instructors and related employees in training; 30 employees in sales and marketing; and 52 employees in management and administration. TechTeam believes its relationship with its employees is excellent.

PROPERTIES

     The following table sets forth the primary real properties that TechTeam leases and occupies:

                                                           LEASE TERM BEGINNING     APPROXIMATE
          LOCATION                     FUNCTION                AND EXPIRING        SQUARE FOOTAGE
- ----------------------------   -------------------------   --------------------    --------------
Dearborn, MI................   World Headquarters           11/16/87 - 04/01/97        15,290
                               North American Training
                               Center Headquarters          10/01/88 - 04/01/97        19,468
Southfield, MI..............   World Call Center
                               Headquarters and Training
                               Center                       11/01/93 - 12/31/00        57,403
Dallas, TX..................   Regional Office and Call
                               Center                       10/01/95 - 09/30/00        32,666
Harper Woods, MI............   Call Center                  06/15/96 - 06/14/97        17,775
Chicago, IL.................   Regional Office, Call
                               Center and Training
                               Center                       03/01/94 - 02/28/97        13,195
Seattle, WA.................   Call Center                  04/01/96 - 03/31/97         3,175
Troy, MI....................   Training Center              01/01/96 - 12/31/98         2,345
Indianapolis, IN............   Training Center              01/01/96 - 12/31/00         1,881
Brussels, Belgium...........   Call Center                          *                   1,356

- -------------------------
* As part of its joint-venture with Paratel N.V., TechTeam has the right to occupy space which is cancellable on 180 days notice. Although the Company does not foresee the loss of this right in the near future, the Company believes that suitable replacement facilities are readily available.

     TechTeam believes that the facilities it occupies are well maintained and in good operating condition. These facilities include general office space and 20 well-equipped computer training classrooms. Because some TechTeam services are performed at client sites, the cost of maintaining multiple offices is minimized. In addition to the properties listed in the above table, TechTeam employs personnel and performs ongoing business in California, New Jersey and the United Kingdom. The Company expects to relocate its world headquarters to another location in metropolitan Detroit in 1997 due to increased demand for space.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the Company's directors and executive officers.


              NAME                  AGE                          POSITION
- ---------------------------------   ---    -----------------------------------------------------
William F. Coyro, Jr.............   52     Chairman, Chief Executive Officer and Director
Jonathan D. Ahlbrand.............   34     Senior Vice President
Lawrence A. Mills................   51     Senior Vice President, Chief Financial Officer and
                                           Treasurer
Thomas R. Smith..................   53     Senior Vice President*
Louis K. Dohrmann................   37     Vice President of Operations and Chief Technology
                                           Officer
Kim A. Cooper....................   37     Director
Valerie J. Niemiec...............   35     Director
Wallace D. Riley.................   68     Director
Richard G. Somerlott.............   54     Director
LeRoy H. Wulfmeier, III..........   50     Director


- -------------------------

* On September 5, 1996, Mr. Smith resigned as an officer and employee of the Company on an amicable basis to pursue other business interests. The Company is in the process of searching for a permanent replacement for Mr. Smith.


     WILLIAM F. COYRO, JR. was the founder, President and Chief Executive Officer of Computer Trade Development ("CTD"), a predecessor of the Company from 1979 until 1987. Dr. Coyro has been the Chief Executive Officer and Chairman of the Board of the Company from the Company's inception in 1987 through the date hereof. From 1974 to 1979, Dr. Coyro practiced full time as a dentist.


     JONATHAN D. AHLBRAND joined the Company in December 1995 as its Vice President responsible for call center sales. In March 1996, he was appointed Senior Vice President of Call Center Services. Previously, Mr. Ahlbrand was President of World Data Delivery Systems, a provider of electronic information processing from 1991 through mid-1994. From mid-1994 to November 1995, he was employed by West Interactive Corporation where he was responsible for national account sales for interactive and live agent customer services.


     LAWRENCE A. MILLS joined the Company in December 1993 as its Chief Financial Officer. In June 1994, he was appointed Treasurer. In February 1995, he was appointed Chief Operating Officer, a position which he held until the appointment of Messrs. Ahlbrand and Smith to their current positions. In March 1996, he was appointed Senior Vice President. Previously, Mr. Mills was employed by the Michigan Gas Utilities Division of Utilicorp United Inc. as its Vice President of Administration and Strategic Development from 1989 through 1993.


     LOUIS K. DOHRMANN joined TechTeam in April 1996 and is the Company's Vice President of Operations and Chief Technology Officer. Between 1987 and 1996, Mr. Dohrmann was employed by Inacom Corporation as a support engineer and from 1993 until early 1996, as Vice President and Chief Technology Officer.


     KIM A. COOPER became a director in March 1996. Between 1984 and 1994, Mr. Cooper was employed by WordPerfect Corporation in sales and as its Vice President, Worldwide Customer Services. Between 1994 and 1996, he was employed by Novell, Inc. as its Vice President, Worldwide Marketing and Business Development. In January 1996, he founded and became the Chairman and Chief Executive Officer of Digital Harbor, L.C., a component software company developing Internet applications. Mr. Cooper is a member of the Board's Audit Committee.

     VALERIE J. NIEMIEC became a director in December 1995. Between April 1993 and November 1995, Ms. Niemiec served as a Senior Vice President of the Company. Between 1990 and 1993, Ms. Niemiec was employed by the Company as a Vice President of Sales.

     WALLACE D. RILEY is an attorney at law and since 1968 has been a partner with the firm of Riley & Roumell. Mr. Riley previously served as a director of the Company from 1987 to 1988 and was reelected as a director at the Company's 1993 Annual Meeting. He is the past president of the State Bar of Michigan as well as past president of the American Bar Association. He was a member of the Board of Governors of the American Bar Association from 1977-80, and trustee of the Federal Bar Foundation since 1968. He has been a Special Attorney General for the State of Michigan since 1969. Mr. Riley is a member of the Board's Compensation Committee.

     RICHARD G. SOMERLOTT is a dentist and a managing partner of Endodontics Associates Professional Corporation. Dr. Somerlott has been a director and shareholder of the Company since its inception. Dr. Somerlott is a member of the Board's Audit Committee.

     LEROY H. WULFMEIER, III is an attorney at law and since 1970 has been a partner with the firm of Schureman, Frakes, Glass & Wulfmeier. Mr. Wulfmeier has been a director and shareholder of the Company since its inception. Mr. Wulfmeier is a member of the Board's Compensation Committee.

     All directors hold office until the next annual meeting or until their successors have been elected and qualified.

     The Company's Bylaws provide that until the Board of Directors shall otherwise determine, the number of director positions on the Board shall be seven. The Board currently consists of six directors. The Board intends to seek qualified persons to appoint to the Board to expand the size of the Board to seven persons but has not yet identified any additional person to be added to the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established two standing committees, Audit and Compensation, the current members of which are identified above. These committees act in an advisory capacity to the full Board of Directors. All committees report to the full Board of Directors with respect to matters considered at each committee meeting held.

     The principal functions of the Audit Committee are to review the scope of the annual audit and the annual audit report of the independent accountants, recommend the firm of independent accountants to perform such audits, consider non-audit functions proposed to be performed by the independent accountants, ascertain whether the recommendations of auditors are satisfactorily implemented and recommend such special studies or actions which the Committee deems desirable.

     The Compensation Committee reviews the compensation practices followed, makes all decisions involving the compensation of executive officers of the Company and reviews management's salary recommendations for each other person at or above the level of Vice President. In addition, the Committee reviews stock option grant recommendations pursuant to the Company's 1990 Nonqualified Employee Stock Option Plan.

DIRECTOR COMPENSATION

     Directors who are employees of the Company receive no compensation as such for services as members of the Board of Directors or committees thereof. Under the Company's 1996 Non-Employee Directors Stock Plan, each nonemployee director receives 100 shares of the Company's Common Stock for attendance at each meeting of the Board of Directors. The plan also provides for an automatic grant to each nonemployee director on the last business day of each February of an option to purchase 10,000 shares of the Company's Common Stock at an exercise price of one hundred percent (100%) of the fair market value of the Common Stock on the date of the grant. Stock options were awarded on March 26, 1996 subject to ratification of the Plan by shareholders and were declined by all affected directors except Mr. Cooper.

     During 1995, nonemployee directors were compensated at the rate of $500 for attendance at each meeting of the Board of Directors.

EXECUTIVE COMPENSATION


     The following table sets forth certain information concerning the cash and non-cash compensation awarded to, earned by, or paid to, the Chief Executive Officer and the other executive officers of the Company for the year ended December 31, 1995. In addition, the following table sets forth the current annual salaries of the Company's executive officers.


                           SUMMARY COMPENSATION TABLE


                                                                            LONG-TERM
                                                                           COMPENSATION
                                                   ANNUAL COMPENSATION        AWARDS       CURRENT
             NAME AND                              -------------------     ------------     ANNUAL
        PRINCIPAL POSITION            SALARY        BONUS     OTHER(2)      OPTIONS(1)      SALARY
- -----------------------------------  --------      -------    --------     ------------    --------
William F. Coyro, Jr. .............  $177,547      $ 6,300     $4,620(3)      25,000       $225,000
Chairman and
Chief Executive Officer
Jonathan D. Ahlbrand...............  $  4,808(4)       -0-        -0-(5)      25,000       $140,000
Senior Vice President
Lawrence A. Mills..................  $107,909      $ 3,600     $3,345(6)      25,000       $125,000
Senior Vice President,
Chief Financial Officer
and Treasurer
Brian G. Niemiec...................  $120,336      $ 8,875     $3,155(3)      25,000             --(7)
Senior Vice President
Valerie J. Niemiec.................  $112,643      $ 8,875     $3,155(3)      25,000             --(7)
Senior Vice President
Thomas R. Smith....................  $110,191      $27,500        -0-         25,000             --(8)
Senior Vice President
Louis K. Dohrmann..................        --(9)        --(9)      --(9)          --(9)    $125,000
Vice President


- -------------------------
(1) Includes stock options granted under the Company's 1990 Nonqualified Stock Option Plan.

(2) Amounts disclosed in this column consist of the Company's matching contribution under the Company's 401(k) Retirement Savings Plan.

(3) In 1995 the Company advanced $126,800 to William F. Coyro, Jr., $70,100 to Brian G. Niemiec, and $46,900 to Valerie J. Niemiec. The advances represented Federal, State and Social Security taxes due by each of them on taxable income resulting from the exercise of stock options. The amounts were remitted to the appropriate taxing authority. The advances were repaid to the Company prior to December 31, 1995.

(4) Mr. Ahlbrand joined the Company in December 1995 as a Vice President. He became a Senior Vice President in March 1996.

(5) During 1995, the Company loaned $160,000 to Mr. Ahlbrand. The loan matures in 1998 and is payable in monthly installments of principal and interest at 2% over the prime rate. The loan is evidenced by a note and is secured by an assignment of a land contract and of rentals on a building owned by an affiliate of Mr. Ahlbrand, a portion of which is leased by the Company. See "Management -- Certain Transactions."

(6) The Company advanced $107,000 to an insurance company that carries an insurance policy on the life of Mr. Mills. The advance is collateralized by the cash value of the underlying life insurance policy. The advance is to be repaid by Mr. Mills in future years.

(7) As of August 1, 1996, Brian J. Niemiec was no longer an employee of TechTeam. Valerie J. Niemiec was appointed a Director of TechTeam by its Board of Directors on December 1, 1995 when Ms. Niemiec resigned from her position as a Senior Vice President of the Company. Brian Niemiec and Valerie Niemiec are husband and wife.


(8) Mr. Smith resigned as an officer and employee of the Company effective as of September 5, 1996. Pursuant to the terms of his resignation, the Company (i) paid Mr. Smith $75,000, (ii) vested options to purchase 20,000 shares of Common Stock and made them exercisable through January 31, 1997 and (iii) terminated options to purchase 15,000 shares of Common Stock which the Company awarded him in August, 1996.



(9) Mr. Dohrmann joined the Company in April 1996.

     The following tables set forth information with respect to options granted in 1995, the value realized upon the exercise in 1995 of previously granted options and the value of unexercised options.

                            OPTION GRANTS IN 1995(1)

                                                                                         POTENTIAL
                                                                                    REALIZABLE VALUE AT
                                                                                      ASSUMED ANNUAL
                                                                                      RATES OF STOCK
                                                                                    PRICE APPRECIATION
                                                       PERCENT OF                     FOR OPTION TERM
                                          OPTIONS     TOTAL OPTIONS     EXERCISE    -------------------
                 NAME                     GRANTED    GRANTED IN YEAR     PRICE        5%         10%
- ---------------------------------------   -------    ---------------    --------    -------    --------
William F. Coyro, Jr...................    25,000          7.4%          $ 4.50     $38,300    $ 86,800
Jonathan D. Ahlbrand...................    25,000          7.4             5.31      45,200     102,500
Lawrence A. Mills......................    25,000          7.4             4.50      38,300      86,800
Brian G. Niemiec.......................    25,000          7.4             4.50      38,300      86,800
Valerie J. Niemiec.....................    25,000          7.4             4.50      38,300      86,800
Thomas R. Smith........................    25,000          7.4             4.50      38,300      86,800

- -------------------------
(1) All stock options were granted under the Company's 1990 Nonqualified Stock Option Plan. Option exercise prices are at or above the market price on the date of grant. Options have a five-year term and vest over five years. The exercise price and Federal tax withholdings may be paid in cash or with shares of Common Stock.

           OPTION EXERCISES IN 1995 AND DECEMBER 31, 1995 VALUE TABLE


                                                                NUMBER OF            VALUE OF UNEXERCISED
                           SHARES ACQUIRED     VALUE      UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
          NAME               ON EXERCISE      REALIZED      DECEMBER 31, 1995        DECEMBER 31, 1995(1)
- ------------------------   ---------------    --------    ----------------------    -----------------------
William F. Coyro, Jr....       100,000        $366,000            65,000(2)                 $20,115
Jonathan D. Ahlbrand....           -0-             N/A            25,000(3)                     -0-
Lawrence A. Mills.......           -0-             N/A            45,000(2)                   5,625
Brian G. Niemiec........        60,000         204,600            45,000                     12,065
Valerie J. Niemiec......        40,000         136,400            45,000(2)                  12,065
Thomas R. Smith.........           -0-             N/A            25,000(4)                   5,625


- -------------------------
(1) Represents the difference between the exercise price of in-the-money exercisable options and the closing price of the Company's Common Stock on December 29, 1995 multiplied by the number of exercisable options.

(2) Of this amount, 32,000 options are not exercisable until November 1996 or later.

(3) These options are not exercisable until November 1996 or later.


(4) In connection with Mr. Smith's resignation from the Company in September 1996, the Company agreed that all of these options could be exercised during the period ending January 31, 1997.


STOCK OPTION PLANS

     The Company maintains two stock option plans to attract, motivate and retain key employees and nonemployee members of the Board of Directors.

     1990 Nonqualified Stock Option Plan. The Company's 1990 Nonqualified Stock Option Plan (the "1990 Plan") permits option grants to employees, directors, consultants and advisors of the Company in order to attract and retain persons of ability and to provide incentives for them to exert their best efforts on behalf of the Company. The Company has reserved 2,000,000 shares of Common Stock for issuance upon the exercise of stock options granted under the 1990 Plan. The 1990 Plan is administered by the Board of Directors of the Company. The Board has discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, and the vesting schedule to be in effect for the option grant. The maximum term of options granted under the 1990 Plan is ten years, subject to earlier termination following an optionee's cessation of service with the Company. Options granted under the 1990 Plan are nontransferable and generally terminate upon termination of an optionee's employment with the Company. If a holder of an option is permanently disabled or dies during his or her service to the Company, such option generally may be exercised up to one year following such disability or death. The Board of Directors may amend or modify the 1990 Plan at any time. The 1990 Plan will terminate on June 3, 2010 unless sooner terminated by the Board.


     On August 20, 1996, the Company granted options for a total of 495,000 shares of Common Stock under the Company's 1990 Nonqualified Stock Option Plan to 46 officers, directors and employees. The exercise price of these options will be equal to the public offering price of the Common Stock offered by this Prospectus. Except for options granted to the Company's nonemployee directors, these options will vest in five equal annual installments beginning August 20, 1997 and will expire on August 20, 2002. The options that were granted to the nonemployee directors will be immediately exercisable during the five-year period that begins upon completion of the sale of the Common Stock offered by this Prospectus. The following executive officers received options for the following number of shares: William F. Coyro, Jr. -- 90,000; Jonathan D. Ahlbrand -- 55,000; Louis K. Dohrmann -- 25,000; Thomas R. Smith -- 15,000; and Lawrence A. Mills -- 25,000. The following nonemployee directors received options for the following number of shares: Valerie J. Niemiec -- 10,000; Wallace D. Riley -- 10,000; Richard G. Somerlott -- 10,000; and LeRoy H. Wulfmeier, III -- 10,000. See "Principal and Selling Stockholders."


     1996 Nonemployee Directors Stock Plan. The 1996 Nonemployee Directors Stock Plan ("1996 Plan") provides that each nonemployee director (a "Participant") will receive 100 shares of Common Stock for attendance at each meeting of the Board of Directors. The shares will be issued as of the fifth business day following each quarterly release of the Company's earnings. The 1996 Plan also provides for an automatic grant to each Participant on the last business day of each February (except for 1996 when the options were granted on March 26, 1996, the date of the adoption of the 1996 Plan -- See "Executive Compensation") of an option to purchase 10,000 shares of Common Stock at an exercise price of one hundred percent (100%) of the fair market value of the Common Stock on the date of grant. The stock options have a term of ten years and are exercisable effective on the date of grant. The option price may be paid in cash or by surrendering to the Company outstanding Common Stock to be valued at its fair market on the date of exercise or a combination thereof. No certificates may be delivered to a Participant until six months from the date of grant or the date of issuance of the shares. If a Participant ceases to be a director while holding unexercised stock options, such stock options shall become void as of the date of that termination except that in the case of termination as a result of death, disability or retirement after attainment of the age of 65, or resignation from the Board of Directors for reasons of anti-trust laws or conflicts of interest or continued service policies, the options will terminate on the 90th day following termination. The Board of Directors may amend the 1996 Plan no more than once every six months. The Board may amend or terminate the 1996 Plan without approval of the stockholders; provided, however, that stockholders' approval is required for any amendment which increases the annual aggregate number of shares subject to the 1996 Plan or alters the persons eligible to participate in the 1996 Plan.

CERTAIN TRANSACTIONS

     The Company leases office space in a building in Harper Woods, Michigan that is owned by an affiliate of Jonathan D. Ahlbrand, Senior Vice President of the Company. The lease is for a one year term with the right to renew at the Company's option for five (5) years and provides for annual rental payments of $102,200, or $5.75 per square foot. The Company believes the terms of the lease are no less favorable to the Company than would be obtained from an unaffiliated third party.

     During 1995, the Company loaned $160,000 to Mr. Ahlbrand. The loan matures in 1998 and is payable in monthly installments of principal and interest at 2% over the prime rate. The loan is evidenced by a note and is secured by an assignment of a land contract and of rentals on the building identified in the preceding paragraph.

     In 1995 the Company advanced $126,800 to William F. Coyro, Jr., the Company's Chairman and Chief Executive Officer, $70,000 to Brian Niemiec, then a Senior Vice President, and $46,900 to Valerie Niemiec, a Director and formerly a Senior Vice President of the Company. The advances represented Federal, State and Social Security taxes due by each of them on taxable income resulting from the exercise of stock options. The amounts were remitted to the appropriate taxing entity. The advances were repaid to the Company prior to December 31, 1995.

     The Company advanced $107,000 in 1995 to an insurance company that carries an insurance policy on the life of Lawrence A. Mills, a Senior Vice President and Chief Financial Officer and Treasurer. The advance is collateralized by the cash value of the underlying life insurance policy. The advance is to be repaid by Mr. Mills in future years.

     The Company utilizes the services of Riley & Roumell, a law firm of which Wallace D. Riley, a director of the Company, is a partner. The Company paid $88,100 to that firm in 1995 for legal services and expenses.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 4, 1996 and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares of Common Stock being offered hereby by: (i) each person (or group or affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the other named executive officers; and (iv) the Company's directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table, based on information provided by such persons, have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.



                                    BENEFICIAL OWNERSHIP           SHARES        BENEFICIAL OWNERSHIP
                                  PRIOR TO THE OFFERING(1)       SUBJECT TO     AFTER THE OFFERING(1)
                                ----------------------------   OVER ALLOTMENT   ----------------------
             NAME                SHARES           PERCENTAGE     OPTION(2)       SHARES     PERCENTAGE
- ------------------------------- ---------         ----------   --------------   ---------   ----------
William F. Coyro, Jr.(3)*......   517,819(4)(5)       4.53%         75,000        442,819      3.07%
LeRoy H. Wulfmeier, III(3)*....   272,199(6)(7)       2.38           5,000        267,199      1.85
Richard G. Somerlott(3)*.......   252,419(6)          2.21          60,000        192,419      1.33
Valerie J. Niemiec(3)*.........   125,600(8)          1.10          50,000         75,600        **
Wallace D. Riley(3)*...........   120,600(9)          1.05          30,000         90,600        **
Kim A. Cooper(3)*..............    35,425(10)           **             -0-         35,425        **
Lawrence A. Mills(3)...........    15,000(11)           **           5,000         10,000        **
Thomas R. Smith................    26,000(12)           **             -0-         26,000        **
Jonathan D. Ahlbrand(3)........       -0-(13)           --             -0-            -0-        --
Louis K. Dohrmann(3)...........       -0-(14)           --             -0-            -0-        --
Current Directors and Executive
  Officers as a Group (nine
  persons)..................... 1,365,062(15)        11.94%        225,000      1,140,062      7.90%


- -------------------------
  *  A director of the Company.

 **  Less than 1%.

 (1) For purposes of this table, shares indicated as being owned beneficially include shares not presently outstanding but which are subject to exercise within 60 days through options, warrants, rights or conversion privileges. For the purpose of computing the percentage of the outstanding shares owned by a shareholder, shares subject to such exercise are deemed to be outstanding securities of the class owned by that stockholder but are not deemed to be outstanding for the purpose of computing the percentage by any other person.

 (2) Represents the maximum number of shares of Common Stock that will be sold by Selling Stockholders if the Underwriters' over-allotment is exercised in full. See "Underwriting."

 (3) A director and/or executive officer of the Company. The address of all directors and executive officers of the Company is c/o the Company, 22000 Garrison Avenue, Dearborn, Michigan 48124.

 (4) Includes 7,000 shares of Common Stock owned by certain members of the family of William F. Coyro, Jr., the beneficial ownership of which he disclaims.

 (5) Includes options to purchase 18,000 shares of Common Stock at $4.82 per share, 5,000 shares of Common Stock at $4.50 per share, and 10,000 shares of Common Stock at $7.00 per share. Does not include options to purchase 12,000 shares of Common Stock at $4.82 and 20,000 shares of Common Stock at $4.50 per share which are not exercisable until November 1996 or later and options to purchase 90,000 shares of Common Stock at the public offering price which are not exercisable until August 1997 or later.

 (6) Includes options to purchase 10,000 shares of Common Stock at $4.82 per share, 10,000 shares of Common Stock at $7.00 per share and 10,000 shares of Common Stock at the public offering price.

 (7) Includes 18,700 shares of Common Stock owned by LeRoy H. Wulfmeier, III, as custodian for his minor child, the beneficial ownership of which he disclaims.

 (8) Includes options to purchase 8,000 shares of Common Stock at $4.82 per share, 5,000 shares of Common Stock at $4.50 per share and 10,000 shares of Common Stock at the public offering price. Does not include options to purchase 12,000 shares of Common Stock at $4.82 per share and 20,000 shares of Common Stock at $4.50 per share which are not exercisable until November 1996 or later.

 (9) Includes options to purchase 10,000 shares of Common Stock at $4.82 per share, 60,000 shares of Common Stock at $7.00 per share and 10,000 shares of Common Stock at the public offering price.

(10) Includes options to purchase 35,000 shares of Common Stock at $5.00 per share.

(11) Includes options to purchase 8,000 shares of Common Stock at $5.69 per share and 5,000 shares of Common Stock at $4.50 per share. Does not include options to purchase 12,000 shares of Common Stock at $5.69 per share and 20,000 shares of Common Stock at $4.50 which are not exercisable until January 1997 or later and options to purchase 25,000 shares of Common Stock at the public offering price which are not exercisable until August 1997 or later.


(12) Includes options to purchase 25,000 shares of Common Stock at $4.50 per share during the period ending January 31, 1997. As a result of his resignation from the Company in September 1996, options to purchase a total of 15,000 shares of Common Stock that were granted to him in August 1996 were terminated.



(13) Does not include options to purchase 25,000 shares of Common Stock at $5.31 per share which are not exercisable until November 1996 or later and options to purchase 55,000 shares of Common Stock at the public offering price which are not exercisable until August 1997 or later.



(14) Does not include options to purchase 25,000 shares of Common Stock at $5.00 per share which are not exercisable until March 1997 or later and options to purchase 25,000 shares of Common Stock at the public offering price which are not exercisable until August 1997 or later.



(15) Includes the shares and options in footnotes (4) through (14) above.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company's Articles of Incorporation authorize the issuance of 45,000,000 shares of Common Stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. As of August 31, 1996, the Company had 11,432,851 shares of Common Stock and no shares of preferred stock outstanding.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders and have no cumulative voting rights. Subject to the rights of the holders of any preferred stock then outstanding, holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors at its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and provisions for the liquidation of any shares of preferred stock then outstanding. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     The Company's preferred stock may be issued from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, the Board of Directors is authorized to determine the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued and to fix the number of shares of each series. Thus, the Company's Board of Directors, without stockholder approval, could authorize the issuance of preferred stock with voting power and other rights that could adversely affect the voting power and other rights of holders of Common Stock or that could make it more difficult for another company to effect certain business combinations with the Company.

CERTAIN DELAWARE LAW AND BY-LAWS PROVISIONS; ANTI-TAKEOVER EFFECTS

     Section 203 of the Delaware Law prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly held Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the date on which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     Section 2 of the Company's Amended and Restated By-Laws provides that special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors or by the

President or at the request in writing of stockholders owning at least 30% of the issued and outstanding shares of the Company. That provision will make it more difficult for stockholders to take action opposed by management.

     In addition, the Board of Directors is empowered to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares without further stockholder action.

     These statutory and By-Laws provisions together with the existence of "blank check" preferred stock may be deemed to have an anti-takeover effect and may delay or prevent a tender offer that a stockholder may consider to be in its best interest, including those that might result in a premium over the market price for the shares held by the stockholders. These provisions may have a depressive effect on the market price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of the Company is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 14,432,851 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option to purchase up to an additional 450,000 shares). The 3,000,000 shares sold in this Offering (3,450,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144 promulgated under the Securities Act.



     The Company has agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Salomon Brothers Inc. In addition, the directors and executive officers of the Company, beneficially holding (upon completion of this Offering) an aggregate of approximately 1,339,062 shares (1,114,062 shares if the Underwriters' over-allotment option is exercised in full), have agreed not to sell or otherwise dispose of any such shares for a period of 180 days from the date of this Prospectus without the prior written consent of Salomon Brothers Inc.


     The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing stockholders could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and the conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Salomon Brothers Inc and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                   UNDERWRITERS                               SHARES
        ------------------------------------------------------------------   ---------
        Salomon Brothers Inc..............................................
        Robert W. Baird & Co. Incorporated................................

                                                                             ---------
        Total.............................................................   3,000,000
                                                                             =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 3,000,000 shares of Common Stock offered hereby if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company and Selling Stockholders have been advised by the Representatives that the several Underwriters propose to offer such stock to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow and such dealers may reallow a concession not
in excess of $     per share to other dealers. After the initial offering, the public offering price and such concessions may be changed.


     The Company and the Selling Stockholders have granted to the Underwriters an option to purchase up to an additional 450,000 shares of Common Stock at the initial offering price less the aggregate underwriting discounts and commissions, solely to cover over-allotments. Up to 225,000 of the shares covered by such option will be made available by the Company, and up to 225,000 shares in the aggregate will be made available by the Selling Stockholders as described in "Principal and Selling Stockholders." The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.



     The Company, the Selling Stockholders and the Company's directors and executive officers have agreed that they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, for a period of 180 days after the effective date of the Registration Statement of which this Prospectus is a part, without the prior written consent of Salomon Brothers Inc, except that the Company may issue shares pursuant to the over-allotment option or upon the exercise of currently outstanding stock options and the Selling Stockholders may sell shares pursuant to the over-allotment option.

     Certain of the Underwriters currently act as market makers for the Company's Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6A under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Berry, Moorman, King & Hudson, P.C., Detroit, Michigan. Robert A. Hudson, a stockholder of Berry, Moorman, King & Hudson, P.C., is the Secretary of the Company and beneficially owns 23,100 shares of Common Stock. Certain legal matters in connection with the issuance of the Common Stock will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in, and incorporated by reference into, this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained herein concerning any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, at the offices of the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company hereby incorporates by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; and

          3. The descriptions of the Company's Common Stock that are contained in the Registration Statement on Form 8-A filed by TechTeam to register such securities under Section 12 of the Exchange Act, File No. 0-16284, including any amendment or report filed for the purpose of updating such descriptions.

     All documents filed by TechTeam pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference in the Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

     TechTeam will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any document incorporated herein by reference (other than exhibits to such document which are not specifically incorporated by reference in such document). Requests for such documents should be directed to: National TechTeam, Inc., Attn: G.K. DeSantis, 22000 Garrison Avenue, Dearborn, Michigan 48124, telephone (313) 277-2277.

                            NATIONAL TECHTEAM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors....................................   F-2
Consolidated Statements of Operations -- Years Ended December 31, 1993, 1994 and 1995
  and Six Months Ended June 30, 1995 and 1996........................................   F-3
Consolidated Statements of Financial Position -- December 31, 1994, December 31, 1995
  and June 30, 1996..................................................................   F-4
Consolidated Statements of Shareholders' Equity -- Years Ended December 31, 1993,
  1994 and 1995 and Six Months Ended June 30, 1996...................................   F-6
Consolidated Statements of Cash Flows -- Years Ended December 31, 1993, 1994 and 1995
  and Six Months Ended June 30, 1995 and 1996........................................   F-7
Notes to the Consolidated Financial Statements.......................................   F-8

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
NATIONAL TECHTEAM, INC.

     We have audited the accompanying consolidated statements of financial position of National TechTeam, Inc. and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audits.

     We conducted our audits in accordance with general accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National TechTeam, Inc. and subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

February 23, 1996
Detroit, Michigan

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                          YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------------     -------------------------
                                     1993          1994          1995            1995          1996
                                  -----------   -----------   -----------     -----------   -----------
                                                                                     (UNAUDITED)
REVENUES -- NOTE B
  Call Center Services..........  $ 2,325,331   $ 7,172,997   $15,123,294     $ 5,140,511   $14,386,919
                                  -----------   -----------   -----------     -----------   -----------
  Corporate Computer Services
    Technical staffing..........   10,085,164    12,836,952    14,732,050       7,288,603     7,702,021
    Systems integration.........    2,647,046     5,601,224     7,914,414       3,590,259     5,009,341
    Training programs...........    5,386,406     4,613,265     4,017,704       2,051,750     3,140,557
                                  -----------   -----------   -----------     -----------   -----------
  Total Corporate Computer
    Services....................   18,118,616    23,051,441    26,664,168      12,930,612    15,851,919
                                  -----------   -----------   -----------     -----------   -----------
TOTAL REVENUES..................   20,443,947    30,224,438    41,787,462      18,071,123    30,238,838
COST OF SERVICES DELIVERED......   15,821,252    23,098,915    32,337,016      13,446,426    23,237,849
                                  -----------   -----------   -----------     -----------   -----------
GROSS PROFIT....................    4,622,695     7,125,523     9,450,446       4,624,697     7,000,989
                                  -----------   -----------   -----------     -----------   -----------
OTHER EXPENSES/(INCOME)
  Selling, general and
    administrative..............    1,786,900     3,872,159     5,349,034       2,447,887     3,700,374
  Interest......................       66,697        33,911        24,109           3,250        36,728
  Gain on sale of investment....           --      (152,471)           --              --            --
                                  -----------   -----------   -----------     -----------   -----------
                                    1,853,597     3,753,599     5,373,143       2,451,137     3,737,102
                                  -----------   -----------   -----------     -----------   -----------
INCOME BEFORE TAX PROVISIONS....    2,769,098     3,371,924     4,077,303       2,173,560     3,263,887
TAX PROVISIONS -- NOTE F........    1,096,685     1,400,875     1,678,236         859,220     1,354,000
                                  -----------   -----------   -----------     -----------   -----------
NET INCOME......................  $ 1,672,413   $ 1,971,049   $ 2,399,067     $ 1,314,340   $ 1,909,887
                                  ===========   ===========   ===========     ===========   ===========
PRIMARY AND FULLY DILUTED
  EARNINGS PER SHARE............        $0.18         $0.18         $0.21           $0.11         $0.17
                                        =====         =====         =====           =====         =====
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES AND COMMON SHARE
  EQUIVALENTS OUTSTANDING
  Primary.......................    9,306,255    10,981,183    11,360,768      11,539,650    11,531,069
  Fully diluted.................    9,522,940    11,079,136    11,360,768      11,676,154    11,541,861


                            See accompanying notes.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                            DECEMBER 31,
                                                     --------------------------     JUNE 30,
                                                        1994           1995           1996
                                                     -----------    -----------    -----------
                                                                                   (UNAUDITED)
                      ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................   $   412,559    $ 1,717,543    $ 1,661,461
  Temporary investments...........................     3,500,000             --             --
  Accounts receivable -- Note B...................     7,751,801     13,269,272     15,590,622
  Note receivable -- current portion..............            --         53,333         66,666
  Inventories.....................................       499,748        769,545        694,145
  Refundable income tax...........................       384,258             --             --
  Other...........................................       341,331        381,751        468,194
                                                     -----------    -----------    -----------
                                                      12,889,697     16,191,444     18,481,088
                                                     -----------    -----------    -----------
PROPERTY AND EQUIPMENT -- NOTE D
  Office furniture and equipment..................     4,017,641      6,622,953      8,880,107
  Leasehold improvements..........................       345,701        681,223        976,242
  Transportation equipment........................       138,572        154,395        154,395
                                                     -----------    -----------    -----------
                                                       4,501,914      7,458,571     10,010,744
  Less -- Accumulated depreciation and
     amortization.................................     1,861,876      2,898,257      3,846,974
                                                     -----------    -----------    -----------
                                                       2,640,038      4,560,314      6,163,770
                                                     -----------    -----------    -----------
OTHER ASSETS
  Goodwill (less accumulated amortization of
     $193,306 at December 31, 1994, $354,512 at
     December 31, 1995, and $444,370 at June 30,
     1996) --
     Note H.......................................     1,413,791      1,252,585      1,440,408
  Note receivable -- long-term....................            --        102,222         75,556
  Other...........................................       205,156        178,958        226,714
                                                     -----------    -----------    -----------
                                                       1,618,947      1,533,765      1,742,678
                                                     -----------    -----------    -----------
TOTAL ASSETS......................................   $17,148,682    $22,285,523    $26,387,536
                                                     ===========    ===========    ===========


                            See accompanying notes.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                            DECEMBER 31,
                                                     --------------------------     JUNE 30,
                                                        1994           1995           1996
                                                     -----------    -----------    -----------
                                                                                   (UNAUDITED)
       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt...............   $   140,100    $    96,884    $   181,104
  Accounts payable................................       287,403        893,965      1,547,745
  Accrued payroll, related taxes and
     withholdings.................................       494,181      2,037,446      2,328,584
  Deferred income tax -- Note F...................        65,850         89,839         89,839
  Federal income tax payable......................            --        160,116         51,116
  Deferred revenues and unapplied receipts........        47,540        431,967        692,305
  Other...........................................       138,122        128,312        226,598
                                                     -----------    -----------    -----------
                                                       1,173,196      3,838,529      5,117,291
                                                     -----------    -----------    -----------
LONG-TERM LIABILITIES
  Deferred income tax -- Note F...................       146,460        116,066        116,066
  Long-term debt, less current portion -- Note
     D............................................            --        438,962        755,412
                                                     -----------    -----------    -----------
                                                         146,460        555,028        871,478
                                                     -----------    -----------    -----------
SHAREHOLDERS' EQUITY -- NOTES E, G, J AND K
  Preferred stock, par value $.01
     Authorized -- 5,000,000 shares
     None issued
  Common stock, par value $.01
     Authorized -- 45,000,000 shares
     Issued:
       10,989,166 shares at December 31, 1994.....       109,892
       11,407,666 shares at December 31, 1995.....                      114,077
       11,561,141 shares at June 30, 1996.........                                     115,611
  Additional paid-in capital......................    12,035,229     12,601,925     13,095,691
  Retained earnings...............................     3,683,905      6,082,972      7,992,859
                                                     -----------    -----------    -----------
  Total...........................................    15,829,026     18,798,974     21,204,161
  Less -- Treasury stock (200,000 shares at
     December 31, 1995 and 177,063 shares at June
     30, 1996)....................................            --        907,008        805,394
                                                     -----------    -----------    -----------
  Total shareholders' equity......................    15,829,026     17,891,966     20,398,767
                                                     -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........   $17,148,682    $22,285,523    $26,387,536
                                                     ===========    ===========    ===========


                            See accompanying notes.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                          ADDITIONAL
                                               COMMON       PAID-IN       RETAINED     TREASURY
                                               STOCK        CAPITAL       EARNINGS       STOCK
                                              --------    -----------    ----------    ---------
Balance at January 1, 1993.................   $ 72,288    $ 1,876,556    $   40,443    $      --
  Proceeds from issuance of 475,150 shares
     of common stock -- Note G.............      4,752        320,726            --           --
  Proceeds from issuance of 1,291,750
     shares under stock option plans --
     Note J................................     12,917      1,977,783            --           --
  Shares issued to acquire Micro Systems
     Group, Inc. -- Note H.................      6,241      2,072,025            --           --
  Tax benefit from exercise of employee
     stock options and other...............         --         23,408            --           --
  Net income for 1993......................         --             --     1,672,413           --
                                              --------    -----------    ----------    ---------
Balance at December 31, 1993...............     96,198      6,270,498     1,712,856           --
  Proceeds from issuance of 1,060,731
     shares of common stock -- Note G......     10,607      5,010,227            --           --
  Proceeds from issuance of 308,625 shares
     under stock option plans -- Note J....      3,087        574,123            --           --
  Tax benefit from exercise of employee
     stock options and other...............         --        180,381            --           --
  Net income for 1994......................         --             --     1,971,049           --
                                              --------    -----------    ----------    ---------
Balance at December 31, 1994...............    109,892     12,035,229     3,683,905           --
  Proceeds from issuance of 418,500 shares
     under stock option plans -- Note J....      4,185        256,475            --           --
  Tax benefit from exercise of employee
     stock options and other...............         --        310,221            --           --
  Purchase of common stock -- Note K.......         --             --            --     (907,008)
  Net income for 1995......................         --             --     2,399,067           --
                                              --------    -----------    ----------    ---------
Balance at December 31, 1995...............    114,077     12,601,925     6,082,972     (907,008)
  Proceeds from issuance of 73,475 shares
     under stock option plans -- Note J....        734        234,566            --           --
  Shares issued to acquire Coup, Inc. .....        800        259,200            --           --
  Contributions to 401(k) plan.............         --             --            --      101,614
  Net income for six months ended June 30,
     1996 (Unaudited)......................         --             --     1,909,887           --
                                              --------    -----------    ----------    ---------
Balance at June 30, 1996 (Unaudited).......   $115,611    $13,095,691    $7,992,859    $(805,394)
                                              ========    ===========    ==========    =========

                            See accompanying notes.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                  SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                  ----------------------------------------    -------------------------
                                                     1993           1994          1995           1995          1996
                                                  -----------   ------------   -----------    -----------   -----------
                                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
  Net income....................................  $ 1,672,413   $  1,971,049   $ 2,399,067    $ 1,314,340   $ 1,909,887
  Adjustments to reconcile net income to net
    cash provided by/(used in) operating
    activities:
    Depreciation and amortization...............      572,927      1,037,279     1,594,250        523,548     1,111,358
    Provision for uncollectible accounts
      receivable................................       15,549         30,308       123,143         13,143        79,569
    Treasury stock contributed to 401(k)
      plan......................................           --             --            --             --       101,614
    Provision for deferred income tax...........      128,000        138,310       (89,631)            --            --
    (Gain) on sale of investment................           --       (152,471)           --             --            --
    (Gain)/loss on sales of equipment and
      other.....................................      (27,180)        (3,878)       55,209             --            --
    Changes in current assets and liabilities:
      Accounts receivable.......................   (2,240,166)    (2,725,807)   (5,640,614)    (4,122,731)   (2,400,919)
      Inventories...............................       14,582       (130,574)     (269,797)       (23,624)       75,400
      Advances to officers and employees........           --             --            --       (270,081)           --
      Other current assets......................      (15,956)      (168,268)      (40,420)      (137,736)      (86,443)
      Accounts payable..........................      156,174       (173,373)      606,562        (26,306)      653,780
      Accrued payroll, related taxes
        and withholdings........................      309,144        128,159     1,543,265        307,206       291,138
      Federal income tax........................      399,795       (892,231)      544,374        392,970      (109,000)
      Deferred revenues and unapplied
        receipts................................       65,239        (99,091)      384,427        340,628       260,338
      Other current liabilities.................     (214,133)      (182,233)       (9,810)       110,075        98,286
                                                  -----------   ------------   -----------    -----------   -----------
    Net cash provided by/(used in) operating
      activities................................      836,388     (1,222,821)    1,200,025     (1,578,568)    1,985,008
                                                  -----------   ------------   -----------    -----------   -----------
INVESTING ACTIVITIES
  Purchases of property and equipment...........   (2,145,003)      (864,798)   (3,187,027)      (694,184)   (2,552,167)
  Development of training manuals...............      (82,132)      (116,722)     (117,970)       (17,196)      (49,001)
  Purchases of temporary investments............           --    (12,388,000)     (100,000)      (450,000)           --
  Proceeds from sale of temporary
    investments.................................           --      8,888,000     3,600,000      3,950,000            --
  Proceeds from sale of investment..............           --        160,000            --             --            --
  Issuance of note receivable...................           --             --      (160,000)            --            --
  Proceeds from sales of property and equipment
    and other assets............................       53,256         23,227        22,630             --            --
  Net cash of Micro Systems Group, Inc. at
    acquisition date............................        3,005             --            --             --            --
  Other assets -- net...........................      (18,902)        13,082       (12,293)            --       (63,211)
                                                  -----------   ------------   -----------    -----------   -----------
    Net cash provided by/(used in) investing
      activities................................   (2,189,776)    (4,285,211)       45,340      2,788,620    (2,664,379)
                                                  -----------   ------------   -----------    -----------   -----------
FINANCING ACTIVITIES
  Proceeds from long-term borrowings............      680,000             --       565,998             --       480,212
  Proceeds from issuance of common stock........    2,339,586      5,778,425       570,881        249,900       222,619
  Purchase of Company common stock..............           --             --      (907,008)      (907,008)           --
  Payments on short-term borrowings.............   (1,126,830)            --            --             --            --
  Payments on long-term borrowings..............     (372,514)      (432,471)     (170,252)      (122,700)      (79,542)
                                                  -----------   ------------   -----------    -----------   -----------
    Net cash provided by/(used in) financing
      activities................................    1,520,242      5,345,954        59,619       (779,808)      623,289
                                                  -----------   ------------   -----------    -----------   -----------
    Increase/(decrease) in cash and
      cash equivalents..........................      166,854       (162,078)    1,304,984        430,244       (56,082)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD........................................      407,783        574,637       412,559        412,559     1,717,543
                                                  -----------   ------------   -----------    -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD......  $   574,637   $    412,559   $ 1,717,543    $   842,803   $ 1,661,461
                                                  ===========   ============   ===========    ===========   ===========


                            See accompanying notes.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation: The consolidated financial statements include the accounts of National TechTeam, Inc. and its wholly-owned subsidiaries TechTeam Europe, Ltd. and National TechTeam of Illinois, Inc., formerly Micro Systems Group, Inc. ("MSG"). Collectively, these companies are referred to as the "Company" or "TechTeam." Intercompany accounts and transactions have been eliminated as appropriate. The financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. In the opinion of the Company's management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

     Cash and cash equivalents: Cash includes both interest bearing and non-interest bearing deposits which are available on demand. Cash equivalents include all liquid investments with a maturity of three months or less when purchased, including money market funds held at banks.

     Temporary investments: The December 31, 1994, temporary investments consisted of tax free municipal obligations, stated at cost, which equals market value. Repayment of the principal amount of these investments was guaranteed by letters of credit issued by a bank. The Company classified the debt securities held at December 31, 1994, as temporary investments as they were available for sale.

     Inventories: Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market and consist principally of computer equipment and software.

     Property and equipment: Property and equipment are stated at cost. Property and equipment are depreciated on the straight-line method over their estimated useful lives, ranging from 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the improvements.

     Goodwill: Represents the excess cost over the fair value of net assets acquired in the acquisition of MSG, Coup, Inc. and others and is amortized on a straight-line basis over 10 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired.


     Revenue recognition: Revenues from Call Center Services and Corporate Computer Services are recognized as services are performed. Revenues from product sales are recognized when title is transferred to the client. Under the terms of certain Call Center Services contracts, clients are required to pay certain amounts at the commencement of the contract, which payments are non-refundable and as to which the Company has no further service obligation. Amounts billed under this provision of such contracts aggregated $19,600 in 1994; $1,655,700 in 1995; and $430,000 and $618,100 for the six months ended
June 30, 1995 and 1996, respectively. All such amounts were recognized as revenues when billed.


     Deferred revenue: TechTeam receives advance payments from clients under certain lease and maintenance agreements. These payments are recognized as revenues when earned. All deferred revenue recorded at December 31 is expected to be earned in the subsequent year.

     Deferred income taxes: Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Stock options: TechTeam accounts for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

     Earnings per share: Earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during each year presented. Common share equivalents consist of stock options and warrants and are calculated using the treasury stock method.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
     Use of estimates: Preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates and assumptions made.

NOTE B -- DESCRIPTION OF THE BUSINESS


     The Company provides call center services and corporate computer services for major companies on an international scale. Revenues and accounts receivable from major clients are summarized as follows.



                                                                              SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                      JUNE 30,
                             ---------------------------------------     -----------------------
                                1993          1994          1995            1995         1996
                             -----------   -----------   -----------     ----------   ----------
                                                                               (UNAUDITED)
Hewlett-Packard Company
  Revenues for the
     period................  $        --   $        --   $ 7,269,445     $1,609,375   $9,672,846
  Accounts receivable at
     end of period.........           --            --     2,923,934        514,309    3,424,116
Ford Motor Company
  Revenues for the
     period................   13,703,312    14,195,853    15,584,964      7,877,077    8,573,511
  Accounts receivable at
     end of period.........    2,192,175     2,487,263     4,863,948      2,702,492    4,513,100
Chrysler Corporation
  Revenues for the
     period................    1,266,320     3,294,788     4,162,419      2,031,761    2,624,788
  Accounts receivable at
     end of period.........      356,075     1,457,273     1,221,121      1,325,844    1,317,340
Corel Corporation
  Revenues for the
     period................      414,604     3,687,298     2,737,601      1,600,447      268,459
  Accounts receivable at
     end of period.........      414,604       537,972       268,550        520,544      127,266
Novell, Inc.
  Revenues for the
     period................    1,717,417     2,260,203       522,973        285,356       20,020
  Accounts receivable at
     end of period.........      436,385       508,736       193,682        149,708       20,020


     Allowances for potentially uncollectible accounts receivable were as follows: December 31, 1994 -- $76,857; December 31, 1995 -- $200,000; June 30,
1996 -- $279,569. The Company generally does not require collateral from its clients. Credit losses experienced have been consistent with the Company's management's expectations.

NOTE C -- LEASES

     The Company leases its call center facilities, corporate and other offices and certain office equipment under noncancelable operating leases expiring over the next five years. These leases are renewable with various options and terms. Total rental expense was $595,366 in 1993, $1,000,992 in 1994, $1,344,574 in
1995, and $653,787 and $856,332 for the six months ended June 30, 1995 and 1996, respectively.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

NOTE C -- LEASES -- CONTINUED
     Minimum future payments under noncancelable operating leases with initial terms of one year or more were:

                                                                               JUNE 30, 1996
                             YEAR                         DECEMBER 31, 1995    -------------
        -----------------------------------------------   -----------------     (UNAUDITED)
        1996...........................................      $ 1,556,786        $   984,242
        1997...........................................        1,042,704          1,394,813
        1998...........................................          660,992          1,193,401
        1999...........................................          406,446          1,189,198
        2000...........................................          288,455          1,168,900
                                                             -----------        -----------
        Total minimum lease payments...................      $ 3,955,383        $ 5,930,554
                                                             ===========        ===========

NOTE D -- FINANCING ARRANGEMENTS AND LONG-TERM DEBT

     TechTeam has an agreement with NBD Bank which provides for short-term borrowings of up to $6,000,000; the credit is unsecured. Borrowings are at the prime rate. There were no borrowings under the agreement at June 30, 1996.

     The following amounts relate to short-term borrowings:


                                                                     AVERAGE        AVERAGE
                                                 MAXIMUM AMOUNT    DAILY AMOUNT     COST OF
                        PERIOD                      BORROWED         BORROWED      BORROWINGS
        --------------------------------------   --------------    ------------    ----------
        Year ended December 31,
          1993................................     $1,199,830         $3,287          5.80%
          1994................................      1,220,000          3,242          5.30
          1995................................            -0-            -0-          0.00
        Six months ended June 30 (Unaudited),
          1995................................            -0-            -0-          0.00
          1996................................        200,000          1,099          8.25


     Long-term debt consists of the following:


                                                        DECEMBER 31,
                                                   ----------------------      JUNE 30,
                                                     1994          1995          1996
                                                   --------      --------      --------
                                                                               (UNAUDITED)
        Total amounts due under term notes......   $140,100      $535,846      $936,516
        Less -- current portion.................    140,100        96,884       181,104
                                                   ---------     ---------     ---------
                                                   $     --      $438,962      $755,412
                                                   =========     =========     =========


     Term notes at June 30, 1996 consist of notes payable with interest of 8.25% and 8.9% held by NBD Bank with maturities as follows: 1996 -- $91,553; 1997 -- $193,135; 1998 -- $210,429; 1999 -- $229,274; 2000 -- $202,398; and 2001 --
$9,727. These notes require monthly payments of principal and interest and are collateralized by specific telecommunications hardware and software used for call center operations.

     Interest paid was $66,697 in 1993, $33,911 in 1994, $24,109 in 1995, and
$3,250 and $45,661 for the six months ended June 30, 1995 and 1996, respectively.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

NOTE E -- EMPLOYEE RETIREMENT PLAN

     The Company has a 401(k) Retirement Savings Plan which covers substantially all employees. Under the provisions of the Plan, the Company will match employee contributions in amounts up to 3% of gross compensation; contributions were $88,392 in 1993, $163,087 in 1994, $247,181 in 1995, and $108,938 and $101,614
for the six months ended June 30, 1995 and 1996, respectively. The Company's policy is to fund employee contributions and the Company's matching contributions each pay period. Contributions are deposited with the trustee, NBD Bank, and then invested in six funds at the direction of the participants. Effective in 1996, the Company's matching contributions are credited only to the National TechTeam Stock Fund for the benefit of each participant.

NOTE F -- TAX PROVISIONS

     Tax provisions are as follows:


                                                                               SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                    JUNE 30,
                                 --------------------------------------     ----------------------
                                    1993          1994          1995          1995         1996
                                 ----------    ----------    ----------     --------    ----------
                                                                                 (UNAUDITED)
    Federal income tax:
      Currently payable.......   $  760,000    $  956,690    $1,357,867     $666,220    $1,031,000
      Deferred (credit).......      128,000       138,310       (89,631)          --            --
                                 ----------    ----------    ----------     --------    ----------
      Total...................      888,000     1,095,000     1,268,236      666,220     1,031,000
    Michigan single business
      tax.....................      208,685       305,875       410,000      193,000       323,000
                                 ----------    ----------    ----------     --------    ----------
                                 $1,096,685    $1,400,875    $1,678,236     $859,220    $1,354,000
                                 ==========    ==========    ==========     ========    ==========
    Tax payments..............   $  535,500    $2,022,000    $  905,000     $370,000    $1,340,000
                                 ==========    ==========    ==========     ========    ==========


     A reconciliation of the Federal income tax provision and the amount computed by applying the Federal statutory income tax rate to earnings before Federal income tax follows:


                                                                              SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                   JUNE 30,
                                  ------------------------------------     ----------------------
                                    1993         1994          1995          1995         1996
                                  --------    ----------    ----------     --------    ----------
                                                                                (UNAUDITED)
    Income tax at Federal
      statutory rate of 34%....   $870,540    $1,042,457    $1,246,883     $673,390    $  999,902
    Goodwill, intangibles and
      other permanent
      differences..............     17,460        52,543        46,353       17,830        31,098
    Tax reserve reversed.......         --            --       (25,000)     (25,000)           --
                                  --------    ----------    ----------     --------    ----------
                                  $888,000    $1,095,000    $1,268,236     $666,220    $1,031,000
                                  ========    ==========    ==========     ========    ==========

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

NOTE F -- TAX PROVISIONS -- CONTINUED
     The principal components of the deferred Federal income tax provision/(credit) are as follows:


                                                                                 SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                 JUNE 30,
                                        ----------------------------------       ----------------
                                          1993         1994         1995         1995        1996
                                        --------     --------     --------       ----        ----
                                                                                   (UNAUDITED)
    Prepaid expenses.................   $    418     $ 80,056     $ (2,143)      $ --        $ --
    Accelerated tax depreciation.....     39,858       10,672       28,909         --          --
    Inventory valuation..............     33,320           --           --         --          --
    Allowance for uncollectible
      accounts receivable............     (5,287)     (10,305)     (41,868)        --          --
    Conversion of MSG to accrual
      basis of tax accounting........         --       76,078      (76,078)        --          --
    Other............................     59,691      (18,191)       1,549         --          --
                                        --------     --------     --------       ----        ----
                                        $128,000     $138,310     $(89,631)      $ --        $ --
                                        ========     ========     ========       ====        ====


     The principal components of deferred Federal income tax balances, and the classification thereof in the Consolidated Statement of Financial Position, are as follows:


                                                  DECEMBER 31,
                                ------------------------------------------------
                                         1994                      1995                  JUNE 30, 1996
                                ----------------------    ----------------------     ----------------------
                                ASSETS     LIABILITIES    ASSETS     LIABILITIES     ASSETS     LIABILITIES
                                -------    -----------    -------    -----------     -------    -----------
                                                                                          (UNAUDITED)
    Allowance for
      uncollectible accounts
      receivable.............   $26,132     $       --    $68,000     $       --     $68,000     $       --
    Sale of other assets.....    15,823             --     15,226             --      15,226             --
    Prepaid expenses.........        --         91,982         --         89,839          --         89,839
    Accelerated tax
      depreciation...........        --         87,157         --        116,066          --        116,066
    Conversion of MSG to
      accrual basis of tax
      accounting.............        --         76,078         --             --          --             --
    Other....................       952             --         --             --          --             --
                                -------     ----------    -------     ----------     -------     ----------
                                $42,907     $  255,217    $83,226     $  205,905     $83,226     $  205,905
                                =======     ==========    =======     ==========     =======     ==========


     Included in income before tax provisions are losses from foreign operations of $83,683 in 1993, $520,753 in 1994, $320,641 in 1995, $89,891 for the six
months ended June 30, 1995 and a profit of $15,635 for the six months ended June 30, 1996.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

NOTE G -- STOCK TRANSACTIONS

     A summary of stock transactions other than those discussed in Notes H and J for the three years ended December 31, 1995 and the six months ended June 30, 1996 is as follows:

                                                                        SHARES       PROCEEDS
                                                                       ---------    ----------
1993
Warrants issued in 1990 and 1991 and exercised in 1993..............     475,150    $  325,478
                                                                       =========    ==========
1994
Warrants issued in 1990 and 1991 and exercised in 1994..............      41,667    $   45,834
Private placement of common shares at
  $5.00 per share...................................................     618,000     3,090,000
  $4.70 per share...................................................     401,064     1,885,000
                                                                       ---------    ----------
                                                                       1,060,731    $5,020,834
                                                                       =========    ==========
1995
None................................................................
1996 (Unaudited)
None................................................................

NOTE H -- ACQUISITION

     TechTeam acquired all of the outstanding shares of MSG in September 1993. The transaction was structured as a stock-for-stock exchange and 624,104 shares (valued at $2,078,266) of TechTeam's restricted common stock were issued. The purchase method of accounting was used to record the acquisition and $1,607,097 was recorded as goodwill. The following pro-forma financial information includes the operations of MSG and an adjustment for amortization of goodwill.


                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                                     1993
                                                                                 ------------
Revenues......................................................................   $ 22,366,778
Cost of services delivered....................................................     19,917,557
Income before tax provisions..................................................      2,449,221
Net income....................................................................      1,562,813
Earnings per share............................................................   $       0.17


NOTE I -- RELATED PARTY TRANSACTIONS

     TechTeam was involved in the following related party transactions:

          a) Paid legal fees of $117,128 in 1993, $73,591 in 1994, $119,876 in
             1995, and $48,738 and $47,998 for the six months ended June 30, 1995 and 1996, respectively, to law firms whose members included directors, officers or shareholders of TechTeam.

          b) Paid $47,275 in 1993, $42,444 in 1994, $39,587 in 1995, and $17,893
             and $84,375 for the six months ended June 30, 1995 and 1996, respectively, for employee travel expenses to a travel agency which is 50%-owned by a TechTeam director.

          c) Advanced $243,800 to Executive Officers in 1995, which was repaid in 1995.

          d) Advanced $107,000 to an insurance company in 1995 that carries an insurance policy on the life of an Executive Officer.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

NOTE I -- RELATED PARTY TRANSACTIONS -- CONTINUED
          e) Loaned $160,000 to an Executive Officer in 1995.

          f) Paid $8,518 for the six months ended June 30, 1996 for rental expense for an office building leased from an Executive Officer.

NOTE J -- STOCK OPTIONS

                                           EMPLOYEES                 DIRECTORS                 OTHERS
                    TOTAL          -------------------------   ---------------------   -----------------------
                    SHARES          SHARES          PRICE       SHARES      PRICE        SHARES       PRICE
                  ----------       --------       ----------   --------   ----------   ----------   ----------
Outstanding
  January 1,
  1993..........   2,275,000        617,000       $0.59-2.32    185,000   $     0.59    1,473,000   $0.52-3.00
  Granted.......     190,000        140,000        2.88-4.82     50,000         4.82           --
  Exercised.....  (1,291,750)      (188,750)       0.59-2.00         --                (1,103,000)   0.52-2.78
  Cancelled.....    (220,000)        (5,000)            1.20         --                  (215,000)   0.57-2.32
                  ----------       --------                    --------                ----------
Outstanding
  December 31,
  1993..........     953,250        563,250        0.59-4.82    235,000    0.59-4.82      155,000    0.59-3.00
  Granted.......     335,500        235,500        5.00-6.38    100,000         7.00           --
  Exercised.....    (308,625)      (153,625)       0.59-2.88         --                  (155,000)   0.59-3.00
  Cancelled.....     (22,500)       (22,500)       3.81-6.38         --                        --
                  ----------       --------                    --------                ----------
Outstanding
  December 31,
  1994..........     957,625        622,625        0.59-6.38    335,000    0.59-7.00           --           --
  Granted.......     338,000        338,000(1)     4.50-5.31         --           --           --           --
  Exercised.....    (418,500)      (233,500)       0.59-2.88   (185,000)        0.59           --           --
  Cancelled.....    (208,000)      (208,000)(1)    4.50-6.38         --           --           --           --
                  ----------       --------                    --------                ----------
Outstanding
  December 31,
  1995..........     669,125        519,125        1.20-6.38    150,000    4.82-7.00           --           --
  Granted.......     162,000         67,000             5.00     95,000         5.00           --           --
  Exercised.....     (73,475)       (73,475)       1.20-6.38         --           --           --           --
  Cancelled.....     (77,500)       (17,500)       4.50-5.00    (60,000)        5.00           --           --
                  ----------       --------                    --------                ----------
Outstanding June
  30, 1996
  (Unaudited)...     680,150(2)     495,150       $1.20-6.38    185,000   $4.82-7.00           --           --
                  ==========       ========                    ========

- -------------------------
(1) In February 1995, the Company cancelled 183,000 options at prices ranging from $5.00 to $6.38 and regranted them at $4.50.

(2) Of the 680,150 options outstanding at June 30, 1996
     a) 132,750 are currently exercisable through the fourth quarter 1998;
     b) 120,000 are currently exercisable through the fourth quarter 1999;
     c) 84,000 are currently exercisable through the fourth quarter 2006; and
     d) 343,400 will be exercisable in the third quarter 1996 through the fourth quarter 2002.

     Exercise prices for all options granted by TechTeam equaled or exceeded fair market value at date of grant and, therefore, no compensation expense related to these options was recorded.

                    NATIONAL TECHTEAM, INC. AND SUBSIDIARIES

NOTE K -- STOCK BUY-BACK PROGRAM

     In February, 1995, the Board of Directors of the Company authorized a stock buy-back program. The program provided for the open market purchase of up to $4,000,000 of the Company's common stock. The repurchase program terminated July 31, 1995 with 200,000 shares repurchased at a total cost of $907,008.

NOTE L -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly consolidated results of operations are summarized as follows:


                                                              QUARTER ENDED
                                        ---------------------------------------------------------
                                                                       SEPTEMBER       DECEMBER
                                         MARCH 31,      JUNE 30,          30,             31,
                                        -----------    -----------    ------------    -----------
1993
Revenues.............................   $ 3,817,267    $ 4,507,827    $  5,419,685    $ 6,699,168
Income before tax provisions.........       548,132        733,387         889,866        597,713
Net income...........................       331,157        449,387         544,498        347,371
Earnings per share...................          0.04           0.05            0.06           0.03
1994
Revenues.............................   $ 6,827,299    $ 7,640,227    $  8,050,161    $ 7,706,751
Income before tax provisions.........       462,465      1,199,772       1,099,303        610,384
Net income...........................       273,599        720,606         621,538        355,306
Earnings per share...................          0.03           0.07            0.06           0.03
1995
Revenues.............................   $ 8,460,857    $ 9,610,262    $ 10,562,202    $13,154,141
Income before tax provisions.........       908,662      1,264,894         676,675      1,227,072
Net income...........................       539,227        775,109         346,540        738,191
Earnings per share...................          0.05           0.07            0.03           0.07
1996
Revenues.............................   $14,407,611    $15,831,227
Income before tax provisions.........     1,491,731      1,772,156
Net income...........................       865,731      1,044,156
Earnings per share...................          0.08           0.09


     Quarterly earnings per share may not add to annual earnings per share because of rounding and new shares issued during the year.

    [PHOTOGRAPH OF THE EXTERIOR OF THE COMPANY'S DALLAS, TEXAS CALL CENTER]

                       National TechTeam's Dallas Office

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN DULY AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH QUALIFIED SOLICITATION.

                           -------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................     6
Use of Proceeds......................    10
Dividend Policy......................    10
Price Range of Common Stock..........    10
Capitalization.......................    11
Selected Consolidated Financial
  Data...............................    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    13
Business.............................    20
Management...........................    29
Principal and Selling Stockholders...    34
Description of Capital Stock.........    36
Shares Eligible for Future Sale......    37
Underwriting.........................    38
Legal Matters........................    39
Experts..............................    39
Available Information................    39
Incorporation of Certain Information
  by Reference.......................    40
Index to Financial Statements........   F-1


3,000,000 SHARES

TECHTEAM LOGO

COMMON STOCK
($.01 PAR VALUE)

SALOMON BROTHERS INC

ROBERT W. BAIRD & CO.
                            INCORPORATED

PROSPECTUS

DATED             , 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


                                                                                   AMOUNT TO
                                                                                    BE PAID
                                                                                   BY COMPANY
                                                                                   ----------
Registration Fee................................................................    $ 14,016
NASD Filing Fee.................................................................       4,565
Printing Expenses...............................................................     110,000*
Legal Fees and Expenses.........................................................     200,000*
Accounting Fees and Expenses....................................................      40,000*
Blue Sky Fees and Expenses......................................................      20,000*
Transfer Agent and Registrar Fees...............................................      10,000*
Miscellaneous...................................................................      68,419*
                                                                                   ----------
  Total.........................................................................    $467,000*
                                                                                   ==========


- -------------------------

* estimated


     The Company also intends to pay all expenses of registration, issuance and distribution, excluding underwriters' discounts and commissions, with respect to the shares being sold by the Selling Stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of such person's service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by such person ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by such person, in connection with the defense or settlement of such action; provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the adjudicating court (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders. The General Corporation Law of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of Delaware provides for the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

     The Company's Bylaws provide that the Company shall indemnify its directors, officers, employees and agents to the extent permitted by Delaware law.

     The Company maintains a policy of directors and officers liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 16. EXHIBITS


     All Exhibits listed above that include a * followed by a number indicate exhibits that are incorporated by reference. See the footnotes following the list of exhibits to locate those exhibits. All other exhibits are filed as part of this Registration Statement.



EXHIBIT
NUMBER                                       EXHIBIT
- ------    ------------------------------------------------------------------------------

  1.1     Form of Underwriting Agreement to be entered into between the Company and
          Salomon Brothers Inc and Robert W. Baird & Co. Incorporated as underwriters        *
  4.4     Specimen Common Stock certificate                                                  *
  5.      Opinion of Berry, Moorman, King & Hudson, P.C., as to the legality of the
          securities being registered                                                       **
 10.1     Lease for office space in Dearborn, Michigan, between the Company and
          Salisbury Properties Limited Partnership                                          *2
 10.2     Lease Amendment for office space in Dearborn, Michigan, between the Company
          and Salisbury Properties Limited Partnership dated January 29, 1992               *5
 10.3     Lease for office space in Dearborn, Michigan, between the Company and Dearborn
          Atrium Associates Limited Partnership dated August 17, 1988                       *3
 10.4     Lease Amendment for office space in Dearborn, Michigan, between the Company
          and Dearborn Atrium Associates Limited Partnership dated January 19, 1992         *5
 10.5     Lease Amendment for office space in Dearborn, Michigan known as Suite 295 between the Company and Dearborn Atrium Associates Limited Partnership dated
          April 19, 1993                                                                    *7
 10.6     Lease Amendment for office space in Dearborn, Michigan known as Suite 145 between the Company and Dearborn Atrium Associates Limited Partnership dated
          May 5, 1993                                                                       *7
 10.7     Purchase Order dated August 4, 1988 by and between the Company as Vendor and
          Ford Motor Company as Vendee for End User Computer Training Classes and User
          Assistance Services                                                               *3
 10.8     Purchase Order dated January 1, 1992 by and between the Company as Vendor and
          Ford Motor Company as Vendee for Agency Programmer Services                       *6
 10.9     Lease Agreement for office space in Southfield, Michigan known as Suite 171,
          17197 N. Laurel Park Drive between the Company and Eleven Inkster Associates
          dated September 29, 1993                                                          *8
 10.10    Lease Amendment for office space in Southfield, Michigan known as Suite 171,
          17197 N. Laurel Park Drive between the Company and Eleven Inkster Associates
          dated December 7, 1993                                                            *8
 10.11    Purchase Order dated November 6, 1986 by and between the Company as Vendor and
          Ford Motor Company as Vendee for Support Services, together with currently
          effective Amendment dated August 23, 1993                                         *9
 10.12    Sublease Agreement affecting office space leased in Dearborn, Michigan from
          Dearborn Atrium Associates Limited Partnership known as Suites 185 and 195
          between the Company and Ford Motor Company dated December 21, 1994                *9
 10.13    Lease Amendment for office space in Southfield, Michigan known as Suite 171,
          17197 N. Laurel Park Drive between the Company and Eleven Inkster Associates
          dated January 23, 1995                                                            *9

EXHIBIT
NUMBER                                       EXHIBIT
- ------    ------------------------------------------------------------------------------
 10.14    Supplier Contract dated July 1, 1994 by and between the Company as Vendor and
          Geometric Results Incorporated (doing business as "PeopleNet") as Vendee for
          Personnel Services, together with currently effective Amendment dated February
          6, 1995                                                                           *9
 10.15    Purchase Order dated March 23, 1995 by and between the Company as Vendor and
          Ford Motor Company as Vendee for Support for Ford 2000, together with
          currently effective amendment dated February 23, 1996                            *10
 10.16    Agreement dated June 21, 1995 between the Company and Hewlett-Packard Company
          for Technical Support Assistance                                                 *10
 10.17    Lease for office space in Dallas, Texas known as Lyndon Plaza between the
          Company and Dallas Lyndon Corporation dated August 17, 1995                      *10
 10.18    Installment Business Loan Note in the principal amount of $565,998 and related
          Continuing Security Agreement between the Company and NBD Bank dated
          August 28, 1995                                                                  *10
 10.19    Agreement dated September 15, 1995 between the Company and NBD Bank for End
          User Computer Training                                                           *10
 10.20    Lease for office space in Troy, Michigan known as Troy Officenter B between
          the Company and WRC Properties, Inc. dated November 16, 1995                     *10
 10.21    Office Space Lease for office space in Indianapolis, Indiana known as Market
          Square Center Building between the Company and MET Life International Real
          Estate Partners Limited Partnership dated November 27, 1995                      *10
 10.22    Currently effective Purchase Order Amendment dated January 6, 1996 by and between the Company as Vendor and Ford Motor Company as Vendee for End User
          Computer Training Classes and User Assistance Services                           *10
 10.23    Installment Business Loan Note in the principal amount of $480,212 and related
          Continuing Security Agreement between the Company and NBD Bank dated
          January 17, 1996                                                                 *10
 10.24    Lease for office space in Seattle, Washington between the Company and Sixth &
          Pike Associates, L.P. dated February 14, 1996                                    *10
 10.25    Currently effective Purchase Order Amendment dated February 21, 1996 by and between the Company as Vendor and Ford Motor Company as Vendee for Programming
          Services                                                                         *10
 10.26    1990 Nonqualified Stock Option Plan                                               *4
 10.27    Form of Stock Option Agreement used for grant of options to employees under the
          1990 Nonqualified Stock Option Plan                                               *7
 10.28    1996 Nonemployee Directors Stock Plan                                              *
 10.29    Third Amendment Lease Agreement dated March 29, 1996 for office space in
          Southfield, Michigan between Eleven Inkster Associates and the Company             *
 10.30    Agreement dated May 30, 1996 between the Company and Hewlett-Packard Company
          for technical phone support for H-P Advantage Center                               *
 10.31    Purchase Order dated April 4, 1996 from Chrysler Corporation to the Company
          for dealer support in France, Germany and Italy                                    *
 10.32    Agreement dated May 9, 1996 between United Parcel Service and the Company for
          technical help desk support                                                        *
 10.33    Agreement dated December 15, 1995 between Owens-Corning Fiberglas Corporation
          and the Company for technical support                                              *

EXHIBIT
NUMBER                                       EXHIBIT
- ------    ------------------------------------------------------------------------------
 10.34    Agreement dated March 5, 1996 between Price Waterhouse LLP and the Company for
          help desk support                                                                  *
 10.35    Joint Venture Agreement dated July 26, 1996 between Paratel N.V. and the
          Company                                                                            *
 10.36    Master Demand Business Loan Note in the principal amount of $6,000,000 between
          the Company and NBD Bank dated June 17, 1996                                       *
 11.      Statement re: Computation of per share earnings                                    *
 23.1     Consent of Berry, Moorman, King & Hudson, P.C. to the inclusion of the
          reference to their opinion in the Prospectus (contained in Exhibit 5).            **
 23.2     Consent of Ernst & Young LLP to the inclusion of their report in the
          Prospectus                                                                         *
 24.      Powers of Attorney (contained on page II-7 and II-8 of the original filing of
          this Registration Statement)                                                       *


- -------------------------

 *   Previously filed.



**   Filed herewith.


 *2 Incorporated by reference to the Company's Current Report on Form 8-K dated December 5, 1987.

 *3 Incorporated by reference to the Company's Registration Statement on Form S-4 (Registration No. 33-26689).

 *4 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1990.

 *5 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1991.

 *6 Incorporated by reference to the Company's Annual Report on Form 10KSB for the year ended December 31, 1992.

 *7 Incorporated by reference to the Company's Registration Statement on Form S-2 (Registration No. 33-67904).

 *8 Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1993.

 *9 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

 *10 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dearborn, State of Michigan, on the 4th day of September, 1996.


                                          NATIONAL TECHTEAM, INC.,
                                          a Delaware corporation

                                          By: /s/ WILLIAM F. COYRO, JR.
                                              ----------------------------------
                                              William F. Coyro, Jr., Chairman


     Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                               TITLE                     DATE
                   ---------                               -----                     ----

Principal Executive Officer:

         /s/ WILLIAM F. COYRO, JR.              Chairman,                     September 4, 1996
- -------------------------------------------     Chief Executive Officer
           William F. Coyro, Jr.

Principal Financial and Accounting Officer:

           /s/ LAWRENCE A. MILLS                Senior Vice President,        September 4, 1996
- -------------------------------------------     Chief Financial Officer and
             Lawrence A. Mills                  Treasurer

                                                Director
- -------------------------------------------
               Kim A. Cooper

          /s/ VALERIE J. NIEMIEC                Director                      September 4, 1996
- -------------------------------------------
            Valerie J. Niemiec

           /s/ WALLACE D. RILEY                 Director                      September 4, 1996
- -------------------------------------------
             Wallace D. Riley

                                                Director
- -------------------------------------------
           Richard G. Somerlott

        /s/ LEROY H. WULFMEIER, III             Director                      September 4, 1996
- -------------------------------------------
          Leroy H. Wulfmeier, III

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                       EXHIBIT
- ------                                       -------

  1.1     Form of Underwriting Agreement to be entered into between the Company and
          Salomon Brothers Inc and Robert W. Baird & Co. Incorporated as underwriters

  4.4     Specimen Common Stock certificate

  5.      Opinion of Berry, Moorman, King & Hudson, P.C., as to the legality of the securities being registered

 10.1     Lease for office space in Dearborn, Michigan, between the Company and
          Salisbury Properties Limited Partnership                                          *2

 10.2     Lease Amendment for office space in Dearborn, Michigan, between the Company
          and Salisbury Properties Limited Partnership dated January 29, 1992               *5

 10.3     Lease for office space in Dearborn, Michigan, between the Company and Dearborn
          Atrium Associates Limited Partnership dated August 17, 1988                       *3

 10.4     Lease Amendment for office space in Dearborn, Michigan, between the Company
          and Dearborn Atrium Associates Limited Partnership dated January 19, 1992         *5

 10.5     Lease Amendment for office space in Dearborn, Michigan known as Suite 295 between the Company and Dearborn Atrium Associates Limited Partnership dated
          April 19, 1993                                                                    *7

 10.6     Lease Amendment for office space in Dearborn, Michigan known as Suite 145 between the Company and Dearborn Atrium Associates Limited Partnership dated
          May 5, 1993                                                                       *7

 10.7     Purchase Order dated August 4, 1988 by and between the Company as Vendor and
          Ford Motor Company as Vendee for End User Computer Training Classes and User
          Assistance Services                                                               *3

 10.8     Purchase Order dated January 1, 1992 by and between the Company as Vendor and
          Ford Motor Company as Vendee for Agency Programmer Services                       *6

 10.9     Lease Agreement for office space in Southfield, Michigan known as Suite 171,
          17197 N. Laurel Park Drive between the Company and Eleven Inkster Associates
          dated September 29, 1993                                                          *8

 10.10    Lease Amendment for office space in Southfield, Michigan known as Suite 171,
          17197 N. Laurel Park Drive between the Company and Eleven Inkster Associates
          dated December 7, 1993                                                            *8

 10.11    Purchase Order dated November 6, 1986 by and between the Company as Vendor and
          Ford Motor Company as Vendee for Support Services, together with currently
          effective Amendment dated August 23, 1993                                         *9

 10.12    Sublease Agreement affecting office space leased in Dearborn, Michigan from
          Dearborn Atrium Associates Limited Partnership known as Suites 185 and 195
          between the Company and Ford Motor Company dated December 21, 1994                *9

 10.13    Lease Amendment for office space in Southfield, Michigan known as Suite 171,
          17197 N. Laurel Park Drive between the Company and Eleven Inkster Associates
          dated January 23, 1995                                                            *9

 10.14    Supplier Contract dated July 1, 1994 by and between the Company as Vendor and
          Geometric Results Incorporated (doing business as "PeopleNet") as Vendee for
          Personnel Services, together with currently effective Amendment dated
          February 6, 1995                                                                  *9

EXHIBIT
NUMBER                                       EXHIBIT
- ------    ------------------------------------------------------------------------------
 10.15    Purchase Order dated March 23, 1995 by and between the Company as Vendor and
          Ford Motor Company as Vendee for Support for Ford 2000, together with
          currently effective amendment dated February 23, 1996                            *10
 10.16    Agreement dated June 21, 1995 between the Company and Hewlett-Packard Company
          for Technical Support Assistance                                                 *10
 10.17    Lease for office space in Dallas, Texas known as Lyndon Plaza between the
          Company and Dallas Lyndon Corporation dated August 17, 1995                      *10
 10.18    Installment Business Loan Note in the principal amount of $565,998 and related
          Continuing Security Agreement between the Company and NBD Bank dated
          August 28, 1995                                                                  *10
 10.19    Agreement dated September 15, 1995 between the Company and NBD Bank for End
          User Computer Training                                                           *10
 10.20    Lease for office space in Troy, Michigan known as Troy Officenter B between
          the Company and WRC Properties, Inc. dated November 16, 1995                     *10
 10.21    Office Space Lease for office space in Indianapolis, Indiana known as Market
          Square Center Building between the Company and MET Life International Real
          Estate Partners Limited Partnership dated November 27, 1995                      *10
 10.22    Currently effective Purchase Order Amendment dated January 6, 1996 by and between the Company as Vendor and Ford Motor Company as Vendee for End User
          Computer Training Classes and User Assistance Services                           *10
 10.23    Installment Business Loan Note in the principal amount of $480,212 and related
          Continuing Security Agreement between the Company and NBD Bank dated
          January 17, 1996                                                                 *10
 10.24    Lease for office space in Seattle, Washington between the Company and Sixth &
          Pike Associates, L.P. dated February 14, 1996                                    *10
 10.25    Currently effective Purchase Order Amendment dated February 21, 1996 by and between the Company as Vendor and Ford Motor Company as Vendee for Programming
          Services                                                                         *10
 10.26    1990 Nonqualified Stock Option Plan                                               *4
 10.27    Form of Stock Option Agreement used for grant of options to employees under
          the 1990 Nonqualified Stock Option Plan                                           *7
 10.28    1996 Nonemployee Directors Stock Plan
 10.29    Third Amendment Lease Agreement dated March 29, 1996 for office space in
          Southfield, Michigan between Eleven Inkster Associates and the Company
 10.30    Agreement dated May 30, 1996 between the Company and Hewlett-Packard Company for technical phone support for H-P Advantage Center
 10.31    Purchase Order dated April 4, 1996 from Chrysler Corporation to the Company for dealer support in France, Germany and Italy
 10.32    Agreement dated May 9, 1996 between United Parcel Service and the Company for technical help desk support
 10.33    Agreement dated December 15, 1995 between Owens-Corning Fiberglas Corporation and the Company for technical support
 10.34    Agreement dated March 5, 1996 between Price Waterhouse LLP and the Company for help desk support
 10.35    Joint Venture Agreement dated July 26, 1996 between Paratel N.V. and the
          Company

EXHIBIT
NUMBER                                       EXHIBIT
- ------                                       -------
 10.36    Master Demand Business Loan Note in the principal amount of $6,000,000 between the Company and NBD Bank dated June 17, 1996

 11.      Statement re: Computation of per share earnings

 23.1 Consent of Berry, Moorman, King & Hudson, P.C. to the inclusion of the reference to their opinion in the Prospectus (contained in Exhibit 5).

 23.2 Consent of Ernst & Young LLP to the inclusion of their report in the Prospectus

 24.      Powers of Attorney (contained in Part II of this Registration Statement)


- -------------------------

 *2 Incorporated by reference to the Company's Current Report on Form 8-K dated December 5, 1987.


 *3 Incorporated by reference to the Company's Registration Statement on Form S-4 (Registration No. 33-26689).

 *4 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1990.

 *5 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1991.

 *6 Incorporated by reference to the Company's Annual Report on Form 10KSB for the year ended December 31, 1992.

 *7 Incorporated by reference to the Company's Registration Statement on Form S-2 (Registration No. 33-67904).

 *8 Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1993.

 *9 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

 *10 Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.